Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 7, 2004, by and between MAST Biosurgery AG, a Swiss corporation (“MAST”), and MacroPore Biosurgery, Inc., a Delaware corporation (“MacroPore”).

WITNESSETH:

WHEREAS, MacroPore has developed, manufactures and sells Bioabsorbable Film Implants (as defined herein);

WHEREAS, the parties hereto desire that MacroPore sell, transfer and assign to MAST, and MAST purchase from MacroPore, the Specified Assets relating to the Field of Use Business (as such terms are defined herein) on the terms and subject to the conditions set forth herein;

WHEREAS, as a condition to MacroPore’s sale of the Specified Assets, MAST will grant to MacroPore the licenses set forth in Section 2 of the License Agreement in the form attached hereto as Exhibit A (the “License Agreement”);

WHEREAS, as a condition to MacroPore’s sale of the Specified Assets, MAST will enter into the Business Development Agreement in the form attached hereto as Exhibit B (the “Business Development Agreement”); and

NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements contained herein, and subject to the terms and conditions set forth herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1.                              Specific Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or referenced below:

“Acquired Patents” means:  (a) the patents and patent applications, together with any patents that may issue based thereon, set forth on Exhibit A of the License Agreement; (b) all continuation, divisional, re-issue, re-examination and substitution applications that may be filed by or for the benefit of MAST based on the foregoing referenced patents or patent application, together with any patents that may issue based thereon; and (c) all foreign applications that may be filed by or for the benefit of MAST based on the foregoing referenced patents and patent applications, together with all patents which may issue based thereon.

“Acquired Trademarks” means the trademarks, trade names, brand names, service marks, service names, trade dress and logos listed on Exhibit B of the License Agreement and all registrations and applications for any and each of the foregoing.

“Acquired Trade Secrets” means the technology, know-how, methods, processes, systems, trade secrets, inventions (whether or not patentable, copyrightable or susceptible to any other form of legal protection and whether or not reduced to practice), proprietary data, formulae, research and development data, and confidential information (including conceptions, ideas, innovations, manufacturing, development and production techniques, drawings, specifications, designs, proposals, financial and accounting data, business and marketing plans, customer and supplier lists and related information and documentation), in each case irrespective of whether in human or machine readable form, set forth on Exhibit C of the License Agreement.

“Affiliate” of a specified person (natural or juridical) means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.  “Control” shall mean ownership of more than 50% of the shares of stock entitled to vote for the election of directors in the case of a corporation, and more than 50% of the voting or policy making power or of the equity in the case of a business entity other than a corporation.

“Assignment and Assumption Agreement” means the agreement in the form attached hereto as Exhibit C between MacroPore and MAST.

“Bill of Sale”  means the document delivered by MacroPore to MAST under which MacroPore shall convey to MAST unencumbered title to the Specified Assets, in the form attached hereto as Exhibit D.

“Bioabsorbable Film Implants” means bioabsorbable and/or bioresorbable thin polymeric films and similar products, including current thin polymeric films in development, for use as surgical implants in the following medical applications:  soft tissue support, anti-scarring, anti-adhesion, minimizing the attachment of soft tissues, and hernia repair.

“Closing” and “Closing Date” have the meanings set forth in Section 8.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means information disclosed by or on behalf of one of the parties (the “disclosing party”) to the other party (the “receiving party”), including,

for the avoidance of doubt, information disclosed pursuant to the terms of the Business Development Agreement, but excluding information which:

(a)                                  was already in the possession of the receiving party before its original receipt from the disclosing party (provided that the receiving party is able to provide the disclosing party with written proof thereof and, if received from a third party, that such party is not, to the Knowledge of the receiving party, bound by a confidentiality undertaking in respect of such information);

(b)                                 is or becomes part of the public domain by reason of acts not attributable to the receiving party;

(c)                                  is or becomes available to the receiving party from a source other than the disclosing party provided that such source is not, to the Knowledge of the receiving party, bound by a confidentiality undertaking in respect of such information; or

(d)                                 has been independently developed by or for the receiving party without breach of this Agreement or use of any Confidential Information of the other party (provided that the receiving party is able to provide the disclosing party with written proof thereof).

It is agreed that information in the possession of any MAST personnel, acquired by them when they were MacroPore personnel, shall be deemed to be learned by MAST from MacroPore and therefore subject to this definition of Confidential Information.

“Contracts” means all agreements, contracts, commitments, International Distributorship Agreements, purchase or sale orders, licenses, commitments and other instruments and arrangements (whether written or oral) by which any of the Specified Assets are bound or affected or to which MacroPore is a party or by which it is bound in connection with the Field of Use Business or the Specified Assets.

“Disclosure Letter” means the disclosure letter, dated May 7, 2004, delivered by MacroPore to MAST before the execution of this Agreement.

“Environmental Laws” means and includes any one or more of the following:  (a) the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), as amended by the Superfund Amendments and Reauthorization Act of 1986 (“SARA”), 42 U.S.C. § 9601 et seq.; the Federal Resource Conservation and Recovery Act of 1976 (“RCRA”), 42 U.S.C. § 6921 et seq.; the Clean Water Act, 33 U.S.C. § 1321 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Occupational Safety and Health Act of 1976, 29 U.S.C. § 651, all as they may be amended from time to time; any other foreign federal, state, county, municipal, local or other statute, law, ordinance or regulation that relates to or deals with Hazardous Substances, human health, natural resources or the environment, all as they may be amended from time to time; and all regulations promulgated by a regulatory body pursuant to any of the foregoing statutes, laws, regulations, or ordinances; and (b) to the extent that they apply specifically to MacroPore, judgments, orders, decrees, injunctions, permits, concessions, grants, franchises, licenses or agreements, to the extent that either (a) or (b) relate to safety, human health, the environment, natural resources or emissions, discharges, or releases of Hazardous Substances into the environment including ambient air, surface water, ground water, facilities, structures, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, Hazardous Substances, or wastes or the investigation, clean-up, or other remediation thereof.

“Facilities” means any building or premises, including without limitation, specialized clean rooms, storage, and/or packaging facilities.

“FDA” means the United States Food and Drug Administration.

“Field of Regenerative Medicine” means the application of cells, either in combination with the delivery of drugs, growth factors, or genes or cells alone, to polymeric films or matrices, to regenerate the human body.  Nevertheless, the Field of Regenerative Medicine shall not include any of the above for the sole purpose of, or intended use in soft tissue support, anti-adhesion, anti-scarring or minimization of the attachment of soft tissues or hernia repair.

“Field of Use” means any applications of Bioabsorbable Film Implants throughout the human body for one or more of the following: soft tissue support, anti-adhesion, anti-scarring, minimizing the attachment of (soft) tissues, or hernia repair.

“Field of Use Bioabsorbable Implants” means Bioabsorbable Film Implants that are designed, developed, manufactured, marketed or sold for use in the Field of Use.

“Field of Use Business” means activities in connection with the development, manufacturing, marketing and sale of Field of Use Bioabsorbable Implants, as conducted by MacroPore to the date of Closing.

“Hazardous Substance” means asbestos, urea formaldehyde, polychlorinated biphenyls, nuclear fuel or materials, chemical waste, radioactive materials, explosives, known carcinogens, petroleum products, pesticides, fertilizers, or any other substance that is dangerous, toxic, or hazardous, or that is a pollutant, contaminant, chemical, material or substance defined as a “hazardous substance,” “hazardous material,” “hazardous waste,” pollutant or contaminant or words of similar import or which is regulated by, any Environmental Laws.

“Intellectual Property” means (a) patents and all divisions, continuations, continuations-in-part, revisions, reissues and re-examinations relative thereto; (b) copyrights and all works of authorship including all translations, adaptations, combinations, compilations and derivations of each of the foregoing; (c) trademarks, trade names, brand names, service marks, service names, trade dress, logos and corporate names including all translations, adaptations, combinations and derivations thereof, together with all common law rights and all goodwill associated with each of the foregoing; (d) technology, know-how, methods, processes, systems, trade secrets, inventions (whether or not patentable, copyrightable or susceptible to any other form of legal protection and whether or not reduced to practice), proprietary data, formulae, research and development data, and confidential information (including conceptions, ideas, innovations, manufacturing, development and production techniques, drawings, specifications, designs, proposals, financial and accounting data, business and marketing plans, customer and supplier lists and related information and documentation), in each case irrespective of whether in human or machine readable form; (e) computer software  and all related program listings and data, systems, user and other documentation; (f) mask works; (g) all other forms of right by which one may effectively exclude another from using or otherwise enjoying any and each of the foregoing; (h) Internet domain name registrations, whether within the generic top level domains or in country-code top level domains, and (i) all applications for any and each of the foregoing including applications for patent or registration, together with all registrations, renewals and extensions for any and each of the foregoing.

“International Distributorship Agreement” means any agreement related to an international distributor identified in Schedule 5.13.

“Inventory” means finished goods inventory related to the Field of Use Business as of the Closing Date.  A list of Inventory is attached hereto as Exhibit E.

“Japan Intellectual Property” means all right, title and interest in and to the Japan Patents and Japan Trademarks, which represent all Intellectual Property owned by MacroPore that solely relates to or is necessary to the conduct of the Field of Use Business in Japan.

“Japan Patents” means: (a) the patents and patent applications, together with any patents that may issue based thereon, set forth on Exhibit D of the License Agreement; (b) all continuation, divisional, re-issue, re-examination and substitution applications that may be filed by or for the benefit of MacroPore or its assignee based on the foregoing referenced patents or patent application, together with any patents that may issue based thereon; and (c) all foreign applications that may be filed by or for the benefit of MacroPore or its assignee based on the foregoing referenced patents and patent applications, together with all patents which may issue based thereon.

“Japan Trademarks” means the trademarks, trade names, brand names, service marks, service names, trade dress and logos listed on Exhibit E of the License Agreement.

“Joint Intellectual Property” means (a) copyrights and all works of authorship including all translations, adaptations, combinations, compilations and derivations of each of the foregoing; (b) technology, know-how, methods, processes, systems, trade secrets, inventions (whether or not patentable, copyrightable or susceptible to any other form of legal protection and whether or not reduced to practice), proprietary data, formulae, research and development data, and confidential information (including conceptions, ideas, innovations, manufacturing, development and production techniques, drawings, specifications, designs, proposals, financial and accounting data, business and marketing plans, customer and supplier lists and related information and documentation), in each case irrespective of whether in human or machine readable form; (c) computer software  and all related program listings and data, systems, user and other documentation; (d) mask works; and (e) all other forms of right by which one may effectively exclude another from using or otherwise enjoying any and each of the foregoing, in each case as may be necessary for or related to the Field of Use Business and the Polymer Business.

“Knowledge” of a party means actual knowledge of the party’s officers, directors, or member of management or the knowledge that any of such person ought to have possessed in the reasonable exercise of his or her duties as an officer, director or member of management of such party, as the case may be.

“Known Liabilities” means liabilities or obligations of which a party had Knowledge.

“Letter of Assets” means the listing of assets attached hereto as Exhibit F.

“License Agreement” has the meaning set forth in the recitals.

“Licensed Business” means the business of Spinal Field (as defined in the License Agreement), Regenerative Medicine (as defined in the License Agreement) and the business of manufacturing products in the Field of Use Business exclusively for import into Japan in each case, for so long as MacroPore has the right and license to do so under the License Agreement.

“Liens” means liens, mortgages, charges, security interests, pledges, encumbrances, assessments, restrictions or other third-party claims of any nature.

“MacroPore Intellectual Property” means all right, title and interest in and to the Acquired Patents, the Acquired Trademarks and the Acquired Trade Secrets, which Intellectual Property represents all of the Intellectual Property owned by MacroPore that solely relates to and is necessary to the conduct of the Field of Use Business on a worldwide basis except for the Territory of Japan.

“MacroPore Product Information” means all records, reports (internal and external), submissions (internal and external), data, files, marketing materials, specifications, manufacturing documentation, equipment maintenance programs, work instructions, inspection requirements, component lists, supplier and vendor lists, quality assurance information, concepts, drawings, development or manufacturing information, trade secrets, research materials, inventions, test data, product efficacy data, safety data as well as so currently embodied technical information (including application technical information) thereof, that have been created, initiated and/or conducted by MacroPore primarily relating to or necessary for the conduct of the Field of Use Business on a worldwide basis except for the Territory of Japan.  The parties know and understand that the MacroPore Product Information shall not include any of the foregoing owned or controlled by MacroPore which relates exclusively to the Spinal Field and the Field of Regenerative Medicine or information otherwise not primarily relating to or necessary for the conduct of the Field of Use Business on a worldwide basis except for the Territory of Japan.

“MacroPore Regulatory Information” means:  all USFDA 510K clearances, approval letters and foreign country licenses, registrations and submissions, including all related documentation, files and correspondence, in each case as the foregoing primarily relate to or are necessary to the conduct of the Field of Use Business on a worldwide basis except for the Territory of Japan.

“Manufacturing Cost” means, with respect to a product, MacroPore’s per unit average material, labor and manufacturing overhead costs for such product as specified on Schedule 5.6.

“Material Adverse Effect” means an effect that, individually or in the aggregate with other related effects, is or could reasonably be expected to be materially adverse to the business, prospects, results of operation or condition (financial or otherwise) of the Specified Assets or the Field of Use Business, considered as a whole, or is or could reasonably be expected to be materially adverse to the ability of MAST to conduct following the Closing the Field of Use Business as presently conducted by MacroPore or contemplated to be conducted by MAST pursuant to the terms of this Agreement, the License Agreement and the Business Development Agreement; provided, however, that any changes, events or effects including without limitation, any acts of terrorism, affecting the United States economy or world economy as a whole or affecting generally the industry in which MacroPore operates (and not specially affecting MacroPore) shall not constitute a “Material Adverse Effect”.

“Polymer Business” means all of the business currently conducted by MacroPore and its subsidiaries, other than the Field of Use Business.

“Open Orders” means all open orders for Bioabsorbable Implants as set forth on Schedule 2.2 and as subsequently received by MacroPore through the Closing Date, in each case to the extent the Bioabsorbable Implants to which such open orders pertain are shipped prior to the 15th day following the Closing.

“Product Liability” means any liability, claim or expense related to the Field of Use Business, including but not limited to reasonable attorneys’ fees and medical expenses, arising in whole or in part out of a breach of any express or implied product warranty, strict liability in tort, negligent manufacture of product, negligent provision of services, product recall, or any other theory of liability arising from the design, testing, manufacture, packaging, labeling (including instructions for use), marketing, distribution or sale of products (whether for clinical trial purposes, commercial use or otherwise).

“Retained Liabilities” has the meaning set forth in Section 2.7.

“Specified Assets” means (a) all of the assets and Contracts identified on the Letter of Assets, (b) all Inventory, (c) all MacroPore Intellectual Property and an undivided joint ownership interest in the Joint Intellectual Property, (d) all MacroPore Product Information (of which MacroPore shall be entitled to retain and use (consistent with this Agreement) a full and complete copy) and (e) all MacroPore Regulatory Information (of which MacroPore shall be entitled to retain and use (consistent with this Agreement) a full and complete copy). For avoidance of doubt, subject to Section 2.12, MacroPore shall retain all right, title and interest in and to the Japan Intellectual Property.

“Spinal Field” means all applications (including but not limited to: anti-adhesion, anti-scarring, minimizing the attachment of soft tissues, or soft tissue support) related to the anatomy of the spine including, but not limited to, applications in the following: spinal fixation, stabilization and/or fusion, spinal cord coverings, exiting nerve root coverings, cauda equina coverings, lamina coverings and vertebral column-cervical, thoracic, lumbar and sacral.  The spinal field does not include distal peripheral nerve and other structures extrinsic and distal to the spine.

“Territory of Japan” means the country of Japan.

“Transfer, Sales and Value Added Taxes” means all sales tax, use taxes, value added taxes, stamp taxes, conveyance taxes, transfer taxes, filing fees, recording fees, prepayment fees or penalties, reporting fees and other similar duties, taxes and fees, if any, imposed upon, or resulting from, the transfer of the Specified Assets or the Assumed Liabilities hereunder and the filing of any instruments relating to such transfer.

1.2.                              Other Terms.  Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated throughout this Agreement.

ARTICLE 2
PURCHASE, SALE AND TRANSFER OF SPECIFIED ASSETS

2.1.                              Purchased Assets.  Upon the terms and subject to the conditions set forth in this Agreement, effective as of the Closing, MacroPore agrees to sell, transfer, assign, convey and deliver to MAST, and MAST agrees to purchase and acquire, the Specified Assets.  Notwithstanding anything to the contrary in this Agreement, the parties agree that MacroPore shall sell, transfer, assign and convey to MAST and MAST shall purchase and acquire, first, all MacroPore Intellectual Property and the undivided joint ownership interest in the Joint Intellectual Property, second, all other Specified Assets.

2.2.                              Excluded Assets.  MacroPore shall retain all of its respective right, title and interest in and to (a) all Open Orders, (b) any Retained Receivables (as defined in Section 5.13) or other payments accruing prior to the Closing Date, (c) the Facilities, (d)  the Japan Intellectual Property, and (e) all other assets specified on Exhibit G.  All of (a)-(e) are collectively referred to herein as the “Excluded Assets”.

2.3.                              Purchase Price.  The total cash consideration from MAST for the Specified Assets (the “Purchase Price”) shall be nine million dollars ($9,000,000).

2.4.                              Payment of Purchase Price.  The Purchase Price shall be paid as follows:

(a)                                  on the Closing Date, MAST shall wire transfer to a bank account designated in writing by MacroPore the sum of seven million dollars ($7,000,000).

(b)                                 on or before the earlier to occur of:

(i)                                     May 31, 2005; or

(ii)                                  15 days after the date upon which MAST or a successor or assignee of MAST shall have hired a chief executive officer;

MAST shall wire transfer to a bank account designated by MacroPore the sum of two million dollars ($2,000,000). For avoidance of doubt: “chief executive officer” includes any person who (x)(A) holds, for at least four calendar months,  the title of chief executive officer, president, general manager, managing director or director general of MAST or any successor entity of MAST that operates the Field of Use Business in the manner contemplated hereby (a “Successor Entity”), (B) has responsibilities, obligations and decision-making authority substantially comparable to those typically held by persons holding the titles set forth in clause (A) and (C), devotes substantially all of his business time to the affairs and businesses of MAST or such Successor Entity; or any person who (y)(A) holds, for at least four calendar months, another position with MAST or such Successor

Entity in which such person has responsibilities, obligations and decision-making authority substantially comparable to the responsibilities, obligations and decision-making authority of a “general manager” and (B) devotes substantially all of his business time to the affairs and businesses of MAST or such Successor Entity; provided that the individual identified by MAST in a side letter of even date herewith and acknowledged by MacroPore shall not be deemed a “chief executive officer” of MAST.

(c)                                  Unless the payment prescribed by Section 2.4(b) has become due pursuant to Section 2.4(b)(ii), MAST shall have the right, but not the obligation, to issue to MacroPore, in lieu of making the payment pursuant to Section 2.4(b) and in full discharge of its obligations under Section 2.4(b), such number of shares of common stock of MAST as represents an ownership percentage of 19% of the sum of (x) the number of shares of common stock of MAST issuable upon conversion of such number of shares of preferred stock of MAST as represents $10,913,400  of equity financing (provided that any such equity financing committed in a currency other than U.S. dollars shall be converted into U.S. dollars at the conversion rate reported in the Wall Street Journal on May 6, 2004), assuming the Closing-time subscription price for such shares of preferred stock ; plus (y) a number of shares of common stock of MAST which represents 5% of the number of shares of common stock described in clause (x) above  (the “Option Pool Stock”); plus (z) the number of shares of common stock of MAST so issued to MacroPore; provided that MAST shall have such right only if (A) MAST and/or one or more of its wholly-owned subsidiaries continue to own at such time substantially all of the Specified Assets, except Specified Assets  sold in the ordinary course of business, (B) equity financing of $10,913,400 (provided that any such equity financing committed in a currency other than U.S. dollars shall be converted into U.S. dollars at the conversion rate reported in the Wall Street Journal on May 6, 2004) has in fact been committed to MAST prior to the exercise of MAST’s right pursuant to this Section 2.4(c) and (C) the proportion of the rights and preferences of the preferred stock of MAST to the rights and preferences of the common stock of MAST is not dramatically different (whether pursuant to the legal requirements of Switzerland, the legal requirements of any other jurisdiction or for any other reason) from the proportion which MAST has indicated to MacroPore is to exist between the rights and preferences of those two classes of capital stock of MAST.  In the event that MAST elects to discharge its obligations under Section 2.4(b) pursuant to the terms of this Section 2.4(c) and if MAST, prior to the full discharge of MAST’s obligations pursuant to Section 2.4(b),has issued any equity securities other than (i) the shares of preferred stock of MAST referenced in clause (x) of the first sentence of this Section 2.4(c), (ii) shares of common stock into which such shares of preferred stock are convertible, (iii) options exercisable for any Option Pool Stock and (iv) any Option Pool Stock (any such issuance other than those described in (i), (ii), (iii) and (iv) of this sentence, a “Relevant Issuance”), then MacroPore shall have the additional right, but not the obligation, exercisable by written notice to MAST within 10 days after MacroPore’s receipt of information containing the material terms of each Relevant Issuance (such information to be provided by MAST within 10 days following the exercise by MAST of its right pursuant to this Section 2.4(c)), to acquire additional securities of MAST equal to 20% of the securities issued by MAST pursuant to any Relevant Issuances, in each case on the same terms and conditions (including as to price) as were applicable to such Relevant Issuances or such other terms and conditions as the parties may agree at the time.

2.5.                              Assumed Liabilities.  Subject to Section 2.6, at the Closing, MAST shall assume and agree to pay, perform and discharge in due course only those liabilities and obligations (collectively, the “Assumed Liabilities”) that accrue for periods subsequent to the Closing and that (a) arise under from the Contracts listed on the Letter of Assets, (b) arise under other contracts that MAST may, upon agreement with MacroPore, elect in writing at or following the Closing to assume (it being understood and agreed that MAST shall not assume any liabilities or obligations, or portions thereof, with respect to such Contracts or contracts under (a), or (b), including any breaches, defaults or other events or actions thereunder, that arise or are accrued or that should have been accrued as of or for periods prior to the Closing). Liabilities arising from MAST’s operation of the Field of Use Business (or disposition of assets acquired hereunder) after the Closing are to be borne by MAST.

2.6.                              Retained Liabilities.  The parties agree that MAST is not, nor shall be considered, the successor to MacroPore, and that MAST does not hereby agree to assume or become liable to pay, perform or discharge any obligation or liability whatsoever of MacroPore or relating to the Specified Assets prior to the Closing Date or any former or present employees of MacroPore, including those that may be hired by MAST, except as expressly provided for in Section 2.5.  Section 2.5 and the Letter of Assets notwithstanding, and without limitation of the foregoing provisions of this Section 2.6, it is expressly agreed and understood that MAST shall not assume any of the following obligations or liabilities of MacroPore (collectively, the “Retained Liabilities”):

(a)                                  any obligation, commitment or liability of or claim against MacroPore that relates to or arises from events occurring before Closing, including any obligation or liability of MacroPore under any Environmental Laws.

(b)                                 any Product Liability claim relating to (i) any product sold, or service performed, by MacroPore before the Closing Date, or (ii) any finished goods manufactured before the Closing Date so long as such products are not repackaged, resterilized or otherwise physically modified by MAST; or

(c)                                  any other liability, obligation or undertaking of MacroPore accruing prior to the Closing Date of any kind or nature whatsoever, whether known or unknown, fixed or contingent, determined or determinable, due or not yet due, or otherwise, that is not expressly assumed by MAST under Section 2.5.

MacroPore shall promptly pay, honor and discharge all Retained Liabilities in accordance with their terms.

2.7.                              Allocation of Purchase Price.  Set forth in a letter to be delivered by MAST to MacroPore concurrently with the execution and delivery of this Agreement is an allocation of the Purchase Price for tax purposes among the Specified Assets.  The allocation has been agreed to by MacroPore and MAST after arm’s-length negotiations and in accordance with Section 1060 of the Code and other applicable laws.  MacroPore and MAST will, to the extent permitted by applicable law, adopt and utilize the amounts allocated to each asset or class of assets, as such allocations may be adjusted pursuant to this Agreement, for purposes of all federal, state, local and other tax returns or reports, in any claim for refund, or otherwise with respect to such tax returns or reports.  Each party agrees to timely file an IRS Form 8594 reflecting the allocation of the Purchase Price and the Assumed Liabilities among the Specified Assets for the taxable year that includes the Closing and to timely file any comparable or similar forms required by applicable state, local, and foreign tax laws.  In the event of any adjustments to the Purchase Price, the parties shall prepare and timely file a supplemental asset acquisition statement on IRS Form 8594 in accordance with the rules under Section 1060 of the Code and the Treasury regulations issued thereunder and shall prepare and timely file any comparable or similar form required by applicable state, local, and foreign tax laws.

2.8.                              Transfer and Sales Taxes.  MAST shall promptly pay all Transfer, Sales and VAT Taxes.

2.9.                              Transfer of Specified Assets.  MacroPore shall on the Closing Date, in the manner and sequence provided in the second sentence of Section 2.1, transfer all MacroPore Intellectual Property, the undivided joint ownership interest in the Joint Intellectual Property and all Contracts that constitute Specified Assets to MAST and, as soon as practicable thereafter upon MAST being prepared to receive such Specified Assets (but in no event later than 30 calendar days after the Closing Date), deliver the remaining tangible and intangible Specified Assets to MAST, it being understood and agreed that, in the case of tangible Specified Assets, such delivery shall be FOB the shipping dock of the MacroPore’s San Diego or Königstein facilities, as the case may be.

2.10.                        Security of Payment for Intellectual Property Assets.

(a)                                  Grant.  In order to secure the payment obligations of MAST in Section 2.4(b) herein (“Obligations”), MAST hereby collaterally grants to MacroPore a Lien and first priority security interest in all of MAST’s right, title, and interest in and to the MacroPore Intellectual Property listed and annexed hereto as Exhibit H-1, to the extent, and only to the extent, that such MacroPore Intellectual Property primarily relates to the conduct of the Field of Use Business in the territory of the European Union.

Such grant shall be effective as of immediately after the transfer of the MacroPore Intellectual Property to MAST in accordance with the terms hereof.

The MacroPore Intellectual Property that is subject to the Lien and first priority security interest pursuant to this Section 2.10 is referred to collectively in this Agreement as the “European Patent Collateral”.

In addition, MAST hereby agrees to grant a Lien and first priority security interest in any patent that will be issued in the European Union as a result of patent applications included in the European Patent Collateral. MAST shall promptly communicate to MacroPore any and all such patents, and agrees to amend this Agreement as necessary to include said patents within the scope of the European Patent Collateral according to the form provided in Exhibit H-2 of this Agreement. The obligations of this Section 2.10 shall be binding upon MAST, its successors, and assigns, and shall inure to the benefit of MacroPore, its successors, and assigns.  All references in this Section 2.10 to MAST also apply to any successors or assigns of MAST.

(b)                                 Covenants.

MAST further covenants that:

(i)                                     MAST will not sell, assign, dispose, pledge, encumber, hypothecate, or create, voluntarily or involuntarily, Liens, security interests and Lien charges in or upon  its rights and interests in the European Patent Collateral without prior written consent of MacroPore, provided, however, that Liens arising from licensed granted by MAST consistent with (ii) below shall not require the prior written consent of MacroPore.

(ii)                                  So long as this security interest is in effect and so long as MAST has not received notice from MacroPore that an event of default has occurred with respect to the Obligations, MAST will continue to have the exclusive right to use the European Patent Collateral and grant licenses with respect to the European Patent Collateral, which licenses shall be subject to MacroPore’s prior written consent, not to be unreasonably withheld, provided that (1) such license agreements are not inconsistent with MAST’s undertakings and covenants under this Section 2.10 or restrict or impair MacroPore’s rights under this Section 2.10, and (2)  such licenses adequately protect the rights of MacroPore to the European Patent Collateral under this Agreement and expressly refer to this Section 2.10.

(iii)                               MAST agrees to perform all obligations under licenses related to the European Patent Collateral, maintain all such licenses in good standing, and report regularly to MacroPore on the status and royalty payments of said licenses, and any new licenses that are entered into, as well as on any transaction, amendment to the terms and any default, breach or termination regarding the European Patent Collateral.

(iv)                              MAST will maintain the European Patent Collateral (in substantially the same manner and to the extent such European Patent Collateral was maintained prior to the Closing) in full force and effect, pay all costs and annuities required for such maintenance. MAST will at its own expense, to the extent MAST deems it necessary, diligently file and prosecute all patent applications relating to the inventions described and claimed in the European Patent Collateral with the European Patent Office, and shall pay or cause to be paid in their customary fashion all connected fees and disbursements, and shall not abandon any such application before the exhaustion of all administrative and judicial remedies or disclaim or dedicate any Patent Collateral without the prior written consent of MacroPore, such consent not to be unreasonably withheld.  MAST shall not abandon any European Patent Collateral without the prior written consent of MacroPore, that consent not to be unreasonably withheld.

(v)                                 MAST will have the right, with the prior consent of MacroPore, such consent not to be unreasonably withheld, to bring suit in its own name to enforce the European Patent Collateral, notably on grounds of infringement, counterfeiting, unfair competition, depreciation or other damage.  MAST agrees to immediately inform MacroPore of its plans regarding such legal proceeding and provide MacroPore with all information the latter may require. MacroPore may, at MacroPore’s option, be joined as a nominal party to this suit if MacroPore shall be satisfied that that joinder is necessary and that MacroPore is not incurring any risk of liability by that joinder.

(vi)                              MAST agrees to keep complete and accurate records regarding the European Patent Collateral (including, but not limited to, application and registration certificates, as well as notices, official correspondence, forms, letters, facsimile and e-mails from or to patent offices, as well as all documents regarding legal proceedings or transactions) and provide such records to MacroPore upon request. MAST also agrees to permit MacroPore to conduct inspections and take other reasonable actions to audit compliance under this Agreement by MacroPore.

(vii)                           MAST agrees, at MacroPore’s request, to notify any person of MacroPore’s interest in the European Patent Collateral.

(c)                                  Enforcement and Termination of the Security Interest.

If MAST fails to meet its Obligations, including, without limitation, pursuant to Section 2.4(c), at the time specified in this Agreement, and, except in the case of non-

payment, to cure such failure within twenty (20) days of receiving written notice from MacroPore which notice describes such failure with particularity, MacroPore, as the holder of a security interest in the European Patent Collateral, immediately upon non-payment or at the conclusion of such twenty (20) day cure period in the event of a failure of an Obligation other than payment, may take such action as is permitted by law or equity, in its sole discretion, to foreclose upon or otherwise realize upon the European Patent Collateral.

However, the security interest provisions of this Section 2.10 shall be null and void (without prejudice to any other rights or remedies of MacroPore under this agreement) and shall be released, all without delivery of any instrument or performance of any act by any party, and all rights to the European Patent Collateral shall revert to MAST after MAST has paid MacroPore the portion of the Purchase Price provided in 2.4(b) or after MAST has exercised its right pursuant to Section 2.4(c), whether or not any such payment occurs prior to the time specified in this Agreement..

(d)                                 Formalities and Costs.  Immediately after the Closing Date, and in the future as necessary, MAST shall proceed, at MacroPore’s cost as set forth in greater detail below, to the registration of this Agreement at the relevant national and European patent offices and tax offices. MAST hereby acknowledges and agrees that, to the extent required, this Agreement will be recorded at the Register of European Patents in accordance with Rules 20 to 22 of the European Patent Convention (EPC), and with the International Bureau (IB) of the World Intellectual Property Organization (WIPO) in accordance with Rule 92bis of the Patent Cooperation Treaty (PCT). The Parties agree to sign, at the date of execution of the Agreement and in the future, as many original copies of the Agreement, and amendments thereof, as necessary to make this Agreement perfect and opposable, including for registration purposes.

Any and all fees, costs, and expenses, (including reasonable attorneys’ fees and expenses incurred by MacroPore) in connection with the preparation, modification, or termination of this Lien and security interest, including the filing and recording of any documents in public offices, any taxes, counsel fees, maintenance fees, or encumbrances, shall be paid by MacroPore.  Any and all fees, costs and expenses, including reasonable attorneys’ fees and expenses incurred by MacroPore or MAST in connection with the enforcement of this Lien and security interest, including any costs incurred in defending or prosecuting any actions or proceedings arising out of or related to the European Patent Collateral, shall be paid by MAST.

(e)                                  Notwithstanding anything to the contrary in this Agreement, in the event that the European Patent Collateral is foreclosed: (i) MacroPore and/or its designee shall be entitled to engage in the Field of Use Business in Europe, subject to any licenses granted with MacroPore’s consent pursuant to Section 2.10(b)(ii); (ii) MAST shall assign to MacroPore or its designee all right, title and interest in and to the trademark applications pending in Europe identified on Exhibit B of the License Agreement; and

(iii) MAST shall make available to MacroPore all MacroPore Regulatory Information, MacroPore Product Information and Joint Intellectual Property exclusively available for use in the territory of the European Union, subject to territorial use covenants and restrictions with regard to the territory of the European Union equivalent to those territorial use covenants and restrictions in respect of the Territory of Japan in this Agreement, including but not limited to those located in Sections 5.17, 5.18, 5.19, and Section 11.4.

2.11.                        Employees.  Any claims of or liabilities to those MacroPore employees which MAST hires for unused vacations, ratifications, bonus payments and similar arrangements shall be borne by MacroPore if and to the extent such claims and liabilities relate to the period prior to the Closing Date even if they do not become due until on or after the Closing Date.  Any such claims or liabilities pursuant to the preceding sentence shall be deemed Retained Liabilities and shall be paid, honored and discharged by MacroPore in accordance with Section 2.6.  MacroPore shall not interfere with the ability of MAST to hire the employees identified in Section 3.12(b) of the Disclosure Letter. For example, MacroPore shall not make any counter offers to such employees, or offer them any raises or bonuses beyond the ordinary course of business.

2.12.                        Right to Purchase the Territory of Japan.  MAST shall have the right to purchase all of MacroPore’s rights, intangible assets (including, without limitation, any and all Japan Intellectual Property, all MacroPore Product Information relating to the Territory of Japan and all MacroPore Regulatory Information relating to the Territory of Japan), Field of Use Bioabsorbable Implants in the finished goods inventory of MacroPore for the Territory of Japan and Contracts that primarily relate to or are necessary to conduct the Field of Use Business in the Territory of Japan (including, without limitation, the Japan Intellectual Property) (the “Purchase Right”) subject to the following conditions:

(a)                                  To exercise the Purchase Right on or before May 31, 2005, MAST must pay MacroPore three million dollars ($3,000,000) (the “Exercise Price”), provided however, that if MAST exercises the Purchase Right within (45) days of the closing of the execution of definitive documentation evidencing a Business Arrangement (as such term is defined in the Business Development Agreement), then the Exercise Price shall be reduced by an amount equal to 25% of any up-front license fee that has been previously paid to MacroPore pursuant to any Business Arrangement (as such term is defined in the Business Development Agreement) in the Territory of Japan; and

(b)                                 After May 31, 2005, the Exercise Price shall be equal to the fair market value of the Field of Use Business in the Territory of Japan at the time of the exercise as determined by the parties in good faith negotiations, but in no event shall the Exercise Price be less than three million dollars ($3,000,000).  If the Purchase Right has not been exercised by MAST on or before May 31, 2007, then the Purchase Right shall terminate.

(c)                                  At the time of the consummation of the purchase contemplated by this Section 2.12, and as a condition precedent to MacroPore’s obligation to consummate such purchase, (i) MAST must reimburse MacroPore for any and all reasonable and documented costs and expenses related to any clinical trials, whether completed or ongoing for the Territory of Japan, and half of all pre-clinical work, whether completed or ongoing, for the Territory of Japan, up to and including the date of the exercise; provided that this reimbursement obligation of MAST shall apply only in respect of any such costs and expenses that were reasonably necessary to obtain the reasonably required regulatory approvals to conduct the Field of Use Business in the Territory of Japan, and (ii) MAST must reimburse MacroPore for all reasonable and documented costs and expenses related to the prosecution and/or maintenance of patents and Japan Trademarks (including any pending applications therefore) in the Territory of Japan from the date of this Agreement to the date of the exercise of the Purchase Right.

(d)                                 Any exercise of the Purchase Right shall be subject to all rights and obligations set forth in the Business Development Agreement.

(e)                                  If at any time after May 31, 2005, but before MAST exercises its Purchase Right in this Section 2.12, MacroPore receives a written, bona-fide, offer from a third party to acquire all or substantially all of MacroPore’s rights and assets in the Field of Use Business for the Territory of Japan, and MacroPore is willing to accept such offer, MacroPore shall promptly deliver to MAST a notice of such third party offer containing all of the material terms of such offer.  MAST shall then have 30 days to provide written notice (a “Notice of Exercise”) to MacroPore that it intends to match any such offer and purchase the assets in place of the third party consistent with the terms of such offer ..  Upon MacroPore’s receipt of a Notice of Exercise, both parties shall use commercially reasonable best efforts to enter into definitive written agreements for the purchase of the Field of Use Business for the Territory of Japan.  If (a) MAST, upon receipt of a notice pursuant to the first sentence of this Section 2.12(f), fails to provide a Notice of Exercise within the time period specified above or (b) the parties are unable to execute definitive written agreements within 30 days of the Notice of Exercise by MAST (unless the failure to execute such definitive written agreements is attributable to a failure on MacroPore’s part to negotiate such documentation or otherwise act in good faith), then the right of first refusal contained in this Section 2.12 shall terminate and MacroPore may sell the Field of Use Business for the Territory of Japan to such third party.  This right of first refusal expires three years after the Closing.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF MACROPORE

MacroPore represents and warrants as follows, in each case except as set forth in a section of the Disclosure Letter that (a) numerically corresponds to the section of this Agreement containing such representation or warranty, (b) contains a specific cross-reference to the section of this Agreement containing such representation or warranty or (c) otherwise clearly pertains to the section of this Agreement containing such representation or warranty, in each case whether or not such section of this Agreement containing such representation or warranty contains a reference to such section of the Disclosure Letter.

3.1.                              Organization.  MacroPore is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  MacroPore has all necessary power and authority to own its properties and assets and conduct the Field of Use Business as presently being conducted by it.

3.2.                              Authority.  MacroPore has full power and authority to execute, deliver and perform its obligations under this Agreement.  This Agreement has been duly authorized, executed, and delivered by MacroPore, and constitutes a legal, valid and binding agreement of MacroPore, enforceable against it in accordance with its terms, subject to (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.  No further proceeding on the part of MacroPore is necessary to authorize this Agreement and the transactions contemplated hereby.  Neither the execution and delivery of this Agreement nor compliance by MacroPore with its terms and provisions will violate (i) any provision of the certificate of incorporation, bylaws or other governing instruments of MacroPore, (ii) any contract, permit or license of MacroPore which would individually or in the aggregate constitute a Material Adverse Effect, or (iii) any law, statute, regulation, injunction, order or decree of any government agency or authority or court to which MacroPore or any of the Specified Assets is subject which would individually or in the aggregate constitute a Material Adverse Effect.

3.3.                              Financial Statements.  MacroPore has delivered to MAST a true and correct copy of the Gross Sales Revenues for the Field of Use Business from January 2003 through March 2004 attached hereto as Schedule 3.3 (the “Financial Information”).

3.4.                              Absence of Undisclosed Liabilities.  MacroPore has no Known Liabilities of any nature, whether absolute, accrued, contingent, or otherwise and whether due or to become due, arising out of or relating to the Field of Use Business or otherwise reasonably expected to affect the Field of Use Business, except (a) as set forth in Section 3.4 of the Disclosure Letter or (b) for liabilities and obligations that (i) were incurred after January 1, 2003 in the ordinary course of business consistent with past practice and (ii) individually and in the aggregate are not material to the Field of Use Business and have not had or resulted in, and will not have or result in, a Material Adverse Effect.

3.5.                              Absence of Certain Changes and Events.  Since December 31, 2003, except as set forth in Section 3.5 of the Disclosure Letter, MacroPore has conducted the Field of Use Business only in the ordinary course of business consistent with past practice and MacroPore has not, in connection with or relating to the Field of Use Business or the Specified Assets:

(a)                                  suffered any Material Adverse Effect;

(b)                                 incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except current liabilities for trade or business obligations incurred in connection with the purchase of goods or services in the ordinary course of business consistent with past practice, none of which liabilities, in any case or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(c)                                  assigned, mortgaged, pledged or otherwise subjected to Lien, any of the Specified Assets;

(d)                                 sold, transferred, leased to others or otherwise disposed of any of the Specified Assets, except for Inventory sold in the ordinary course of business, or forgiven, canceled or compromised any debt or claim, or waived or released any right of substantial value;

(e)                                  received any notice of termination or material modification of any Contract, or suffered any damage, destruction or loss (whether or not covered by insurance) which, in any case or in the aggregate, has had a Material Adverse Effect;

(f)                                    transferred or granted any rights or licenses under, or entered into any settlement regarding the breach or infringement of, any MacroPore Intellectual Property, or modified any existing rights with respect thereto;

(g)                                 (i) entered into any transaction, Contract or commitment other than in the ordinary course of business or (ii) breached any Contract or commitment in a manner that could individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(h)                                 failed to maintain all of the tangible Specified Assets in good repair, working order and operating condition subject only to ordinary wear and tear; or

(i)                                     taken any action or omitted to take any action that would result in the occurrence of any of the foregoing.

3.6.                              Litigation and Claims.  There are no actions, suits, claims, or proceedings pending or, to MacroPore’s Knowledge, threatened against or by MacroPore relating to the Specified Assets, the Assumed Liabilities or the subject matter of this Agreement, at law, in equity or otherwise, in, before, or by, any court, arbitrator, or governmental agency or authority, except those office action proceedings obtained in the ordinary course of prosecuting patents or trademarks before the United States Patent and Trademark Office or equivalent foreign patent and trademark offices, copies of which have been made available by MacroPore to MAST in each case.  There are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against or affecting MacroPore relating to any of the Specified Assets or Assumed Liabilities.  MacroPore has never incurred any uninsured or insured Product Liability, or received a claim based upon alleged Product Liability, and, to MacroPore’s Knowledge, no basis for any such claim exists. Section 3.6 of the Disclosure Letter sets forth a true, correct and complete list of all complaints, warranty claims and defective product claims related to the Field of Use Business in the two (2) years prior to the date hereof.

3.7.                              Compliance with Law.  In conducting the Field of Use Business, MacroPore has not violated and is not in violation of any applicable law, ordinance or regulation of any governmental entity.  All governmental approvals, registrations, notifications, permits, licenses and other permissions or authorizations (collectively, “Authorizations”) required in connection with the conduct of the Field of Use Business are (i) in full force and effect and (ii) being complied with by MacroPore.  MacroPore has not received any written notification of any asserted past or present violation in connection with the conduct of the Field of Use Business of any applicable law, ordinance or regulation, or any written complaint, inquiry or request for information from any governmental entity relating thereto, with the exception of one pre-warning letter from FDA alleging off-label promotion that has been addressed and resolved.  Neither MacroPore nor the Field of Use Business nor any of the Specified Assets is the subject of any federal, state or local enforcement action or, to the Knowledge of MacroPore, other investigation, including but not limited to those relating to Environmental Laws.  All documentation, correspondence, reports, data, analysis and certifications relating to or regarding any medical devices of the Field of Use Business, filed or delivered (or, if amended, as of the date for which such amendment speaks) by MacroPore on behalf of the Field of Use Business to any governmental authority, agency or body were true and accurate in all material respects when so filed or delivered and remain true and accurate in all material respects.  To the actual knowledge of any of MacroPore’s officers, directors or members of management, there are no proposed laws, rules or regulations, which would have a Material Adverse Effect on the Field of Use Business, either before or after the Closing Date

3.8.                              Title to and Condition of Specified Assets.  MacroPore has full right, title and interest to the intangible Specified Assets and good and valid title to the tangible Specified Assets, in each case free and clear of all Liens. MacroPore is entitled to fully transfer or dispose of the Specified Assets without requiring the further consent of any third party and without such disposal infringing upon any rights of a third party. The Specified Assets include all MacroPore Intellectual Property, an undivided joint ownership interest in the Joint Intellectual Property, MacroPore Regulatory Information, MacroPore Product Information, business information and Field of Use Business Manufacturing equipment primarily relating to or necessary for the conduct of the Field of Use Business after the Closing substantially in the manner in which the Field of Use Business is currently being conducted.  Except for Excluded Assets, there are no assets or properties used in the operation of the Field of Use Business and owned by any third party that will not be transferred to MAST.  The Specified Assets identified in Section 2 (“Manufacturing Fixed Assets”) and Section 3 (“General and Administrative Fixed Assets”) of the Letter of Assets are suitable for the uses for which they are presently used by MacroPore, in normal operating condition and free from any significant defects, ordinary wear and tear excepted, and have been properly serviced and maintained by MacroPore.  All of the Specified Assets are located at MacroPore’s corporate headquarters at 6740 Top Gun Street, San Diego, CA 92121, or 6749 Top Gun Street, San Diego, CA 92121 or at Ölmühlweg 33, 61462 Königstein, Germany.

3.9.                              Intellectual Property.

(a)                                  Exhibits A and B of the License Agreement sets forth a complete and correct list of all the issued patents and pending patent applications, and all the registered trademarks and pending trademark applications worldwide that are part of the MacroPore Intellectual Property and the Joint Intellectual Property.  Other than as set forth on Exhibits A and B of the License Agreement, none of the other MacroPore Intellectual Property or the Joint Intellectual Property is registered or patented or is currently the subject of an application to register or application to patent.  All right, title and interest in and to the MacroPore Intellectual Property and the Joint Intellectual Property is owned by MacroPore for use in connection with the Specified Assets and Field of Use Business and, in some instances, also for the Polymer Business, without royalties or fees, and free and clear of any Liens.  There is no licensed Intellectual Property that is included within the MacroPore Intellectual Property or the Joint Intellectual Property.  Each and every one of the patents and pending patent applications listed on Exhibit A of the License Agreement has been assigned by its respective inventors to MacroPore prior to the date hereof.

(b)                                 MacroPore has the full and exclusive right to use the MacroPore Intellectual Property and the Joint Intellectual Property for the life thereof in connection with the Field of Use Business, free from any Liens and any requirement of past, present or future royalty payments, license fees, charges or other payments or conditions or restrictions whatsoever, except in so far as the territorial distribution license rights contained in the Contracts which have been entered into with each of the entities identified in Schedule 5.13.  Immediately after the Closing, MAST shall own all the MacroPore Intellectual Property, in each case free from Liens and on the same terms and conditions as in effect prior to the Closing.  Immediately after the closing, MAST shall own an undivided joint ownership interest in the Joint Intellectual Property, free from Liens and, other than for the joint ownership, on the same terms and conditions as in effect prior to the Closing, and shall have the exclusive right to use the Joint Intellectual Property in the Field of Use Business, except for MacroPore’s limited right and license to the Licensed Business.

(c)                                  To MacroPore’s Knowledge, neither the use of the MacroPore Intellectual Property in the Field of Use Business, the Joint Intellectual Property nor any of the assets included in the Specified Assets, infringe or will infringe, misuse, or misappropriate the rights, including Intellectual Property rights or contract rights, of any person or entity. Neither the validity nor the enforceability of the MacroPore Intellectual Property or the Joint Intellectual Property has been challenged in any judicial or administrative proceeding in any jurisdiction.  Neither any shareholder nor any employee or consultant of MacroPore (or the employer of any such consultant) has any rights in or to any of the MacroPore Intellectual Property or the Joint Intellectual Property.  All patent and trademark applications listed in Exhibits A and B to the License Agreement are still pending in good standing and have not been abandoned, and all fees necessary to maintain such MacroPore Intellectual Property in full force and effect have been and as of the Closing will have been paid.  To MacroPore’s Knowledge, none of the MacroPore Intellectual Property or the Joint Intellectual Property is being infringed or otherwise used or available for use by any person or entity without a license or permission from MacroPore.  As of the date of this Agreement, no MacroPore Intellectual Property or Joint Intellectual Property is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(d)                                 No claim or demand of any person or entity has been made or threatened, nor is there any litigation pending or threatened that: (i) challenges the rights of MacroPore in respect of any of the MacroPore Intellectual Property or any of the Joint Intellectual Property, (ii) asserts that MacroPore is infringing or otherwise in conflict with or is required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property, (iii) asserts that any MacroPore Intellectual Property or any of the Joint Intellectual Property is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such MacroPore Intellectual Property or Joint Intellectual Property or (iv) asserts that any default exists under any international distribution agreement with a partner identified in Schedule 5.13.  None of the MacroPore Intellectual Property or the Joint Intellectual Property is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, tribunal, arbitrator or other governmental authority, or has been the subject of litigation within the last ten years, whether or not resolved in favor of MacroPore.

(e)                                  The MacroPore Intellectual Property and the Joint Intellectual Property to the extent identified elsewhere in this Agreement as having been so registered, filed or issued, has been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Copyright Office or other filing offices, domestic or foreign, and such registrations, filings issuances and other actions remain in full force and effect.

(f)                                    MacroPore has taken all necessary actions to ensure full protection of each and every element of the MacroPore Intellectual Property and the Joint Intellectual Property (including maintaining the secrecy of all confidential MacroPore Intellectual Property and Joint Intellectual Property).  With respect to any material MacroPore Intellectual Property or Joint Intellectual Property that constitutes a formula, process, invention, know-how, idea and/or trade secret, the documentation relating to such MacroPore Intellectual Property or Joint Intellectual Property that has been provided to MAST or will be provided to MAST after Closing is sufficiently detailed to enable MAST with the assistance of persons generally skilled in the scientific, manufacturing, business or other arts in question to continue exploiting such MacroPore Intellectual Property or Joint Intellectual Property following the Closing without access to any particular individuals. MacroPore has valid confidentiality, assignment of invention and/or non-competition agreements with each person to whom confidential or trade secret information relating to the Field of Use Business has been disclosed.

3.10.                        Relations with Suppliers .  No material supplier of MacroPore has cancelled any contract or order for provision of, and, except as set forth in Section 3.10 of the Disclosure Letter, MacroPore has no reason to believe that there has been, or, after the Closing will be (a) any material adverse change in the price of any raw materials, supplies, merchandise or other goods or services used in the Field of Use Business, or (b) any material reduction in the availability of any raw materials, supplies, merchandise or other goods or services used in the Field of Use Business.  MacroPore has no reason to believe that any material supplier will not sell raw materials, supplies, merchandise and other goods to MAST at any time after the Closing Date on terms and conditions similar to those used in its current sales to  MacroPore, subject to general and customary price increases.

3.11.                        Environmental Matters.  Except for any violation or non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect, (a) MacroPore has obtained, and is in compliance with, all permits, licenses or other approvals necessary under the Environmental Laws with respect to the Field of Use Business and the Specified Assets, and is and has been in compliance with all Environmental Laws; (b) no capital or other expenditures are necessary so that the Field of Use Business and Specified Assets comply fully with any Environmental Law; (c) neither MacroPore nor the Field of Use Business or Specified Assets have been or are subject to any actual or, to MacroPore’s Knowledge, threatened investigations, proceedings, litigation, regulatory hearings, or other action or claim threatened, proposed or pending that alleges (i) actual or threatened violations of or noncompliance with any Environmental Law, or (ii) actual or threatened personal injury or property damage or contamination of any kind resulting from a release or threatened release of a Hazardous Substance with respect to the Field of Use Business and Specified Assets; (d) MacroPore has not taken or failed to take any action with respect to the Field of Use Business, the Specified Assets or the real property presently or formerly owned, leased or used in connection therewith that could reasonably be expected to result in (i) actual or threatened violation of or noncompliance with any Environmental Law, or (ii) actual or threatened personal injury or property damage or contamination resulting from a release of a Hazardous Substance that requires investigation, remediation or other similar corrective action under any applicable Environmental Laws; and (e) no Hazardous Substances have been used, manufactured, generated, transported, released or disposed of in violation of any Environmental Law by MacroPore.  MacroPore has delivered to MAST true and complete copies of all reports, studies or tests in the possession of or initiated by MacroPore that pertain to Hazardous Substances or other environmental concerns regarding the Field of Use Business, the Specified Assets or any real property used in connection with the Field of Use Business or Specified Assets.  With respect to the real property presently or formerly used in connection with MacroPore’s business and assets, to the Knowledge of MacroPore (i) no above-ground or underground storage tanks for Hazardous Substances are or were present on such real property or any improvements or structures thereon, (ii) such real property is not listed on any published federal, state or local list of hazardous waste sites, (iii) no Lien in favor of any governmental authority in response to a release or threatened release of any Hazardous Substance has been filed or attached to such real property, (iv) no person other than MacroPore has used or is using any portion of such real property for the handling, processing, storage or disposal of Hazardous Substances except in compliance with applicable Environmental Laws, (v) in the course of any activities conducted by MacroPore, no Hazardous Substances have been generated or are being used on such real property except in compliance with applicable Environmental Laws, (vi) neither MacroPore nor any other person has caused or is causing any releases or threatened releases of Hazardous Substances near, on, to, from or under such real property, and (vii) any Hazardous Substances that have been generated by MacroPore on any of such real property have been transported offsite and have been treated or disposed of in compliance with applicable Environmental Laws.

3.12.                        Employees.

(a)                                  No employee of MacroPore providing services for the Field of Use Business is subject to or otherwise restricted by any employment or noncompetition agreement between such employee and a former employer of such employee that would restrict such employee from being employed by, or such employee’s employment with, MacroPore or (following the Closing) MAST in their capacity of providing services for the Field of Use Business.

(b)                                 Set forth in Section 3.12(b) of the Disclosure Letter is a true and complete list of all current MacroPore employees with duties primarily related to the Field of Use Business and, with respect to each such employee thereon, the title, years of service, position, salary or wages of such employee and all employee benefits such employee is entitled to as of the date hereof.  No MacroPore employee listed in Section 3.12(b) is on short-term or long-term disability or other authorized leave of absence as of the date of such Disclosure Letter.

3.13.                        Contracts and International Distributorship Agreements.  Section 4 of the Letter of Assets contains a complete and correct list of all Contracts included in the Specified Assets.  All Contracts that constitute Specified Assets are in full force and effect and enforceable against each party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).  All Contracts that constitute Specified Assets can be assigned from MacroPore to MAST and MAST can assume such Contracts in the manner provided herein, without the consent or approval of the respective other party or parties to any such Contract.  Prior to the date of this Agreement, MacroPore has delivered or made available to MAST true and complete copies of all Contracts.  No written or oral amendments or changes of these Contracts exist, except as set forth in Section 3.13 of the Disclosure Letter. There is no material default by MacroPore or claim of  material default by MacroPore, or any other party thereto, under any such Contract and to MacroPore’s Knowledge, no event has occurred that, with the passage of time or the giving of notice or both, could reasonably be expected to constitute a material default by MacroPore or any other party thereto under any such Contract, or could reasonably be expected to permit modification, acceleration, or termination of any such Contract, or result in the creation of any Lien on any of the Specified Assets except as described in Section 3.13 of the Disclosure Letter.

3.14.                        Customer List.  The Customer List attached as Schedule 3.14 shows all customers to which MacroPore has sold Field of Use Bioabsorbable Implants from  January 1, 2003 until March 31, 2004 (excluding Medtonic, Inc. for sales in the Spinal Field).  To MacroPore’s Knowledge, no significant customer (i) has ceased, or will cease, to use the products, goods or services of the Field of Use Business, (ii) has substantially reduced or will substantially reduce, the use of products, goods or services of the Field of Use Business or (iii) has sought, or is seeking, to reduce the price it will pay for products, goods or services of the Field of Use Business, including in each case after the consummation of the transactions contemplated hereby.

3.15.                        Know-How.

(a)                                  All know-how which is part of the Specified Assets is adequately documented and has been kept confidential.  Except as set forth in Section 3.15 of the Disclosure Letter, there is no agreement or other arrangement under which any third party can require disclosure of any part of it. Where such know-how has been made available to a third party, this has been done under a signed confidentiality undertaking.  Access to the all such confidentiality undertakings has been made available to MAST through the Data Room and will be made further available upon request.

(b)                                 None of the know-how which is part of the Specified Assets is information from another person received by MacroPore subject to any obligation of confidence.

3.16.                        Insurance.  MacroPore has and shall maintain adequate and customary insurance covering all of its activities in relation to the Field of Use Business on such terms, and in such amounts as the insurance carried by comparable, similarly situated companies of established reputation carrying on the same or a similar business.  All policies underlying such coverage are in full force and effect, and all premiums due thereon have been paid.  MacroPore has complied in all material respects with the terms and provisions of such policies.

3.17.                        Absence of Certain Business Practices.  To the Knowledge of MacroPore, none of MacroPore, any officer, employee or agent of MacroPore, or any other person acting on their behalf, has, directly or indirectly, within the past five years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the Field of Use Business (i) which subjected or might have subjected MacroPore to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) which if not given in the past, might have had a Material Adverse Effect, or (iii) which if not continued in the future, might have a Material Adverse Effect or subject MacroPore to suit or penalty in any private or governmental litigation or proceeding.

3.18.                        Affiliate Transactions.

(a)                                  Section 3.18 of the Disclosure Letter contains a complete and correct list of all Contracts, whether or not entered into in the ordinary course of business, to or by which MacroPore, on the one hand, and any of MacroPore’s 5% or more stockholders, officers, directors or any affiliates thereof, on the other hand, are a party or otherwise bound or affected.  Except as disclosed in Section 3.18 of the Disclosure Letter, each such Contract set forth or required to be set forth in Section 3.18 of the Disclosure Letter is on terms and conditions as favorable to MacroPore as would have been obtainable by it at the time in a comparable arm’s-length transaction.

(b)                                 Except as set forth in Section 3.18 of the Disclosure Letter, no 5% or more stockholder, officer, director, employee, nor any Affiliate of any such officer, director or employee, nor any immediate family member of any such officer, director or employee serves as an officer, director or employee of any person that is a material supplier, customer or competitor of MacroPore or has received any loans from or is otherwise a debtor of, or made any loans to or is otherwise a creditor of MacroPore.

3.19.                        No Finders.  No act of MacroPore has given or will give rise to any claim against MAST or any Affiliates, officers, directors or employees of MAST for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement

3.20.                        Miscellaneous.

(a)                                  The MacroPore Product Information and the MacroPore Regulatory Information are true and complete. All facts which known to MacroPore to be relevant for purposes of assessing the Specified Assets have been disclosed by MacroPore to MAST.

(b)                                 No representation or warranty by MacroPore in this Agreement contains any untrue statement of a material fact or fails to contain any material fact necessary in order to make the statement therein not misleading.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF MAST

MAST represents and warrants to MacroPore as follows:

4.1.                              Organization of MAST.  MAST is a corporation duly organized, validly existing and in good standing under the laws of Switzerland.  MAST has all necessary power and authority to own its properties and assets and conduct the business presently being conducted by it.

4.2.                              Authority.  MAST has full power and authority to enter into this Agreement and to perform its obligations hereunder.  This Agreement has been duly authorized, executed, and delivered by MAST, and constitutes a legal, valid and binding agreement of MAST, enforceable against MAST in accordance with its terms, subject to (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles and (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.  No further proceeding on the part of MAST is necessary to authorize this Agreement and the transactions contemplated hereby.  Neither the execution and delivery of this Agreement nor compliance by MAST with its terms and provisions will violate (i) any provision of the articles of incorporation or bylaws of MAST, (ii) any contract, permit or license of MAST, or (iii) any law, statute, regulation, injunction, order or decree of any government agency or authority or court to which MAST or any of MAST’s assets are subject.

4.3.                              No Finders.  No act of MAST has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement

4.4.                              Litigation and Claims.  There are no actions, suits, claims, or proceedings pending or, to MAST’s Knowledge, threatened against or by MAST relating to the Specified Assets or the subject matter of this Agreement, at law, in equity or otherwise, in, before, or by, any court, arbitrator, or governmental agency or authority that would prevent MAST from performing its obligations hereunder.  There are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against or affecting MAST that would prevent MAST from performing its obligations hereunder.

4.5.                              Miscellaneous.  No representation or warranty by MAST in this Agreement contains any untrue statement of material fact or fails to contain any material fact necessary in order to make the statement therein not misleading.

ARTICLE 5
CERTAIN COVENANTS AND AGREEMENTS

5.1.                              Ordinary Course.  MacroPore shall refrain from taking any action or inaction, except with the prior written consent of MAST, which would render any representation, warranty, covenant, or agreement of MacroPore in this Agreement inaccurate or breached as of the Closing.  Between the date hereof and the Closing, MacroPore will:

(i)                                     carry on the Field of Use Business in, and only in, the ordinary course of business consistent with past practice, and use all reasonable efforts to preserve intact its present business organization, maintain its properties in good operating condition and repair, keep available the services of its present officers and employees, and preserve its relationship with customers, suppliers and others having business dealings with it, to the end that its goodwill and going business shall be in all material respects unimpaired following the Closing;

(ii)                                  pay accounts payable and other obligations of the Field of Use Business when they become due and payable in the ordinary course of business consistent with past practice;

(iii)                               perform in all material respects all of its obligations under all Contracts and other agreements and instruments relating to or affecting the Field of Use Business or the Specified Assets, and comply in all material respects with all applicable laws and regulations applicable to it, the Specified Assets or the Field of Use Business; and

(iv)                              not enter into or assume any material Contract, or enter into or permit any material amendment, supplement, waiver or other modification in respect of any Contract (other than, in each case, in the ordinary course of business consistent with past practice).

5.2.                              [Intentionally Omitted].

5.3.                              Pre-Closing Access to Information and Records.  Subject to Section 12.13, prior to the Closing, MacroPore shall permit MAST and such persons as it may designate, at MAST’s expense, to visit and inspect any of the properties of MacroPore relating to the Specified Assets and to examine the MacroPore Product Information and MacroPore Regulatory Information and take copies and extracts there from, all at reasonable times and upon reasonable notice.

5.4.                              Further Assurances.  At such times and from time to time on and after the Closing Date, upon reasonable request by MAST, MacroPore will execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, and assurances that may reasonably be required for the better conveying, transferring, assigning, delivering and confirming ownership to, MAST or its respective successors and assigns all of the Specified Assets and to otherwise carry out the purposes of this Agreement.  At such times and from time to time on and after the Closing Date, upon reasonable request by MacroPore, MAST will execute, acknowledge and deliver, or will cause to be done, executed, acknowledged or delivered, all such further acts, documents and instruments that may be necessary to carry out the purpose of this Agreement.

5.5.                              Training.  MacroPore shall make available to MAST, at no cost to MAST (except as provided in the next sentence of this Section 5.5), at MacroPore’s facility and during regular business hours, knowledgeable MacroPore employees for the purpose of training MAST employees in all aspects of the manufacturing processes of the Field of Use Business.  Such training is not to exceed 300 (three hundred) hours in aggregate, or if so shall be billed at an hour rate that is competitive with the then going rate for such services, but in any case, shall not exceed a rate of $250 per hour, per employee. The training period shall not exceed one year from the date of Closing.

5.6.                              Back-Up Supply.  For a period from the Closing Date up to and including the first anniversary of the Closing Date, MacroPore shall act as a back-up supplier to MAST supplying its requirements (not otherwise provided for or self-manufactured) for Field of Use Bioabsorbable Implants which had been marketed by MacroPore as of the Closing Date (“Products”):

5.6.1                        Purchase Price.  The purchase price per unit of Product to MAST under this Section 5.6 shall be as follows:

(a)                                  for duration of the back-up supply period, the transfer price to be paid to MacroPore per unit (except as specified in section (b) below) shall be MacroPore’s Manufacturing Cost as specified for each product on the attached Schedule 5.6 (“Cost Statements”); and

(b)                                 MAST agrees to purchase from MacroPore the first 20,000 units of TiMesh/SurgiWrap product (“Combination Product”) ordered by or for GFE Medizintechnik GmbH from MAST, and MacroPore agrees to sell the same to MAST at a price of $100 per Unit.  After the first 20,000 units are purchased from MacroPore, any additional Combination Product requirements of MAST until the one year anniversary of the Closing shall be supplied according to the formula specified in Section 5.6.1(a) above.

(c)                                  the minimum acceptable order for any specific Product shall be 100 units.

5.6.2                        Purchase Order Payments.  Unless otherwise specified in this Agreement, all payments to be made by MAST pursuant to this Agreement shall be due and payable in full within 60 days after the date of invoice by MacroPore.  Any payments due hereunder which are not paid on the date such payments are due shall bear interest at the lesser of one and one-half percent (1 1/2%) per month or the maximum rate permitted by law, calculated on the number of days such payment is delinquent.  This Section 5.6.2 shall in no way limit any other remedies available to MacroPore.

5.6.3                        Purchase Orders.  MAST shall submit purchase orders for Products to MacroPore in writing, whether by mail, telecopier, or otherwise.  Each purchase order shall, at a minimum, set forth the product numbers, quantities, delivery dates, and shipping instructions and shipping addresses for all Products ordered.  Each purchase order shall be subject to and governed by the terms of this Agreement.  Purchase orders shall be binding upon MacroPore to the extent submitted at least 60 days in advance of the earliest scheduled delivery date for such order.  The terms and conditions of this Agreement shall so govern and supersede any additional or contrary terms set forth in MAST’s purchase order or any MacroPore or MAST acceptance, confirmation, invoice or other document. For certain products it may be necessary to temporarily transfer certain molds or other Specified Assets, including tooling, to MacroPore’s facility to complete manufacturing.  MAST agrees to cooperate and bear the entire cost and risk of such transfer if and when such transfers are required, subject to MacroPore’s obligation to use reasonable care to protect and maintain such assets.

5.6.4                        Modification of Orders.  MAST may cancel or reschedule purchase orders for Products only with MacroPore’s prior written approval.  Notwithstanding the foregoing, any purchase order may be cancelled by MAST as to any Products that are not delivered within 60 days after the delivery date requested by MAST pursuant to a purchase order, and any such cancellation shall not limit or affect any contract remedies available to MAST with respect thereto.  Any such cancellation by MAST must be by written notice to MacroPore given within 10 business days after such60th day.

5.6.5                        Delivery Terms.  All deliveries of Products shall be F.O.B. MacroPore’s facility in California. MacroPore shall have no further responsibility for risk of damage to or loss or delay of Products after their delivery at the aforesaid F.O.B point.  All Product deliveries shall be made by a common carrier specified by MAST or, in the event that no carrier shall have been specified by MAST on or before the date 15 days before the requested shipment date, a reputable common carrier selected by MacroPore.

5.6.6                        Product Changes.  MacroPore shall not, without MAST’s prior written consent, modify the specifications for a Product in a manner that  materially affects the performance or regulatory approval status of the Product or materially increases MAST’s costs or expenses.

5.6.7                        Manufacture and Supply of Products.  MacroPore shall manufacture Products and ship such Products to MAST in the quantities ordered by MAST as contemplated by this Section 5.6.  MacroPore shall be responsible for packaging in accordance with packaging specifications to be mutually agreed upon by MAST and MacroPore, and for any necessary sterilization of Products purchased under this Agreement.

5.6.8                        Good Manufacturing Practices/Quality Systems Regulations.  MacroPore shall be responsible for compliance with present and future applicable statutes, laws, ordinances and regulations of national, federal, state and local governments now or hereafter in effect relating to the manufacture and/or quality of Products.  Without limitation of the foregoing, MacroPore represents and warrants to MAST that all Products sold and delivered to MAST under this Section 5.6 will have been manufactured and labeled in accordance with all applicable legal and regulatory requirements and fully comply with the contractual requirements and specifications.  MacroPore shall cause MAST’s regulatory personnel to be provided with reasonable access from time to time to the facilities and records of MacroPore for the purpose of confirming MacroPore’s compliance with this Section 5.6.8.

5.6.9                        Inspection of Product.  MAST shall inspect all Products promptly upon receipt thereof, and in the event of any shortage, damage or discrepancy in or to a shipment of Products or in the event any of the Products fail to comply with the then current specifications for the Products (except for latent defects not readily observable by MAST), MAST shall report the same to MacroPore within

15 days after delivery thereof to MAST and furnish such written evidence or other documentation as MacroPore reasonably may deem appropriate.  If the substantiating evidence delivered by MAST reasonably demonstrates that such shortage, damage or discrepancy or nonconformity with specifications existed at the time of delivery of the Products, MAST may return the Products to MacroPore, at MacroPore’s expense, and, at MAST’s request, MacroPore shall use all reasonable efforts to deliver promptly replacement Products to MAST in accordance with the delivery procedures set forth herein.  If MacroPore is unable to deliver any such replacements, MAST shall have no payment obligation, and shall be reimbursed for any payments made, in respect of such Products.

5.6.10                  Warranty of Product.  MacroPore represents and warrants to MAST that all Products sold under this Section 5.6 will have been manufactured, labeled, packaged and sold to MAST in accordance with all applicable laws and regulations, including (as applicable) FDA GMP requirements, European Medical Device Directive requirements and ISO 9001 certification or successor requirements.  Upon prior written notice, MacroPore shall cause MAST’s regulatory personnel to be provided with reasonable access from time to time to the facilities and records of MacroPore for the purpose of confirming MacroPore’s and the Product’s compliance with the applicable laws and regulations. MacroPore warrants to that Products shall, when delivered to MAST, meet the specifications and, for a period of one (1) year thereafter be free from defects in materials and workmanship.  MacroPore will repair or replace any Product that it reasonably determines was defective at the time of shipment to MAST or that does not conform to the express warranties herein; provided, however, that MacroPore shall have no obligation under this warranty to repair or make replacements necessitated in whole or in part by accidents; failure to maintain in accordance with any transportation, storage, handling, or maintenance, instructions supplied by MacroPore; damage by acts of nature, vandalism, burglary, neglect or misuse; or other fault or negligence of MAST or (except for any strict liability of MacroPore) the customer or user.  Before returning any Product alleged to be defective, MAST shall notify MacroPore in writing of the claimed defect and shall include the model and lot/serial number of such Product, as well as the number and date of the invoice therefor.  No Product shall be returned without first obtaining a returned goods authorization from MacroPore, which authorization shall not be unreasonably withheld.

5.6.11                  Limited Warranty for Back-Up Supply Product.  THE EXPRESS WARRANTIES SET FORTH ABOVE ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, WHICH ARE HEREBY SPECIFICALLY DISCLAIMED, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE.  IN NO EVENT SHALL MACROPORE’S

LIABILITY FOR PRODUCT WARRANTY INCLUDE ANY INDIRECT, SPECIAL INCIDENTAL OR CONSEQUENTIAL DAMAGES TO MAST OR ANY OF IT’S AFFILIATES.

5.7.                              Supply of Raw Materials.  Until the earlier of (i) the one year anniversary of the Closing Date; or (ii) the date when a supplier reasonably acceptable to MAST commences delivery to MAST of its requirements of such raw material related to the Field of Use Business pursuant to an agreement reasonably acceptable to MAST, MacroPore shall, or shall cause its suppliers to, provide MAST with such raw material at MacroPore’s cost, including shipping and handling costs actually incurred; provided that MAST shall provide MacroPore non-cancelable purchase orders recognizing that lead times may be as much as four months, or, as otherwise required by MacroPore’s supplier(s).  MacroPore further agrees that it shall use commercially reasonable efforts to keep in effect all supply agreements between MacroPore and its suppliers, both before and during the period in which MacroPore is required to supply MAST with its raw material requirements hereunder. MacroPore provides no warranty for the raw materials  supplied hereunder, except for and only to the extent of that specific warranty, if any, actually provided to MacroPore by MacroPore’s supplier. Payment terms shall be those specified in section 5.6.2.

5.8.                              Post-Closing Access to Information and Records.  From and after the Closing, both MAST and MacroPore shall permit the requesting party (MAST or MacroPore) and such persons as it may designate, at the requesting party’s expense, access to the MacroPore Product Information and MacroPore Regulatory Information and to take copies and extracts there from, as and to the extent required for requesting party to exercise its rights or fulfill its obligations under this Agreement and for any other legitimate purpose, all at reasonable times and upon reasonable notice.

5.9.                              Employee Solicitation / Sales Force Transition.  MAST shall be allowed, but is not obligated, to solicit the Field of Use Business employees as set forth in Section 3.12(b) of the Disclosure Letter for a period of 30 days following the Closing. MacroPore and MAST agree that MacroPore shall continue to employ and support (under the express management, control and responsibility of MAST) the operation of the sales force for the Field of Use Business for up to a period of 30 days after Closing on behalf of MAST, and MAST agrees to, as promptly as practicable, pay any reasonable and documented costs and expenses of MacroPore attributable to such activities during this period, however, only in so far as those costs do not exceed $100,000.  At the conclusion of the 30 day period MacroPore is free to transfer or terminate any employee of the sales force that MAST has been entitled to solicit pursuant to this Agreement.

5.10.                        No Solicitation of Other Offers.  Prior to the Closing neither MacroPore nor any of its Affiliates shall directly or indirectly discuss or negotiate with any person (other than MAST and its agents), encourage the submission of inquiries, proposals or offers from any person (other than MAST), or otherwise provide information to any other person, with respect to the sale of the Specified Assets in the Field of Use Business, or the sale, licensing, distribution or other disposition of any of the Specified Assets in the Field of Use Business.

5.11.                        Maintenance of Specified Assets.  Until MacroPore shall have effected the transfer of the Specified Assets, MacroPore shall use its reasonable commercial efforts to maintain the condition of the Specified Assets so that such Specified Assets continue to be suitable for the uses for which they are used by MacroPore in the Field of Use Business, and are in normal operating condition and free from any significant defects, ordinary wear and tear excepted, including the usual and customary service and maintenance of such Specified Assets.  MAST shall bear the reasonable costs for any of the foregoing to the extent (and only to the extent) that the failure to transfer the Specified Assets to MAST is attributable to MAST’s lack of preparedness to receive such Specified Assets.

5.12.                        Enforcement of Agreement(s).  If (i) the employment or engagement of any MacroPore employee or consultant is terminated and, following such termination, MacroPore obtains Knowledge that such employee or consultant has used or disclosed the confidential information of MacroPore with respect to the Field of Use Business in violation of the terms of any agreement between such employee or consultant and MacroPore, or (ii) any other individual or entity has used or disclosed the confidential information of MacroPore with respect to the Field of Use Business in violation of the terms of any agreement between such individual or entity and MacroPore, then MacroPore shall immediately notify MAST in writing of such violation.  If MAST determines in good faith that such violation  will result in material harm to MAST’s manufacture and/or sale of Field of Use Bioabsorbable Implants, then MacroPore will at MAST’s expense, to the extent enforceable under law, use its reasonable efforts to enforce any rights of MacroPore, its successors or assigns available under such agreements to prevent further violation by such party.

5.13.                        Receivables.  MacroPore shall be entitled to any outstanding receivables (the “Retained Receivables”) for products shipped prior to the Closing.  MAST shall use the same efforts in collecting any such Retained Receivables as it uses in collecting its own receivables and MAST shall, promptly after the collection of any Retained Receivables pay such Retained Receivables to MacroPore.

5.14.                        FDA Clearance For Hernia Wrap Product.  On the day after MacroPore notifies MAST of receipt by either MacroPore or MAST of any 510K clearance from the U.S. FDA for the hernia wrap product, if and when this occurs, MAST shall wire transfer MacroPore the sum of Two Hundred Thousand Dollars ($200,000).

5.15.                        Insurance.  As soon as practicable after the date hereof, MAST shall:

(a)                                  obtain, with financially sound and reputable insurance companies,

product liability and errors and omissions (“Insurance”), all in such amounts and insuring against such risks as are customarily maintained by companies engaged in the same businesses or in the same industry as MAST; and

(b)                                 timely pay all premiums fees and charges required in connection with each of its Insurance policies.

5.16.                        Prosecution of Pending Applications.  MacroPore shall use its best efforts to make any inventors of the inventions disclosed in the patent applications set forth in Exhibit A of the License Agreement available to MAST upon reasonable request in order for MAST to prosecute any pending patent applications through to patenting and to provide additional information with regard to know-how, trade secrets and other proprietary information that is part of the MacroPore Intellectual Property or the Joint Intellectual Property.

5.17.                        Trademark Use.

(a)                                  After the Closing, MacroPore will not, directly or indirectly, conduct the Field of Use Business, or allow any Affiliate to conduct the Field of Use Business, or assist any third party in conducting the Field of Use Business, outside of the Territory of Japan whether with or without the use of the Acquired Trademarks.  Provided that MacroPore’s license to use certain of the MacroPore Intellectual Property for the purpose of the manufacture of Bioabsorbable Film Implants outside of the Territory of Japan solely for import, sale and use within the Territory of Japan pursuant to the License Agreement has not been terminated, MacroPore may make non-trademark use of the Acquired Trademarks in connection therewith.  As soon as practicable after the Closing, MacroPore shall cause each of its Affiliates that is using one or more of the Acquired Trademarks outside of the Territory of Japan to change its name or the name of its products or services to a different name that does not include and that is not confusingly similar with one or more of the Acquired Trademarks, either through the adoption of a new name or trademark or through the use of generic terms to describe such products.  For the avoidance of doubt, use of the Japan Trademarks on the Internet by MacroPore shall not constitute use outside of the Territory of Japan, provided that such Internet use is not directed to customers outside of the Territory of Japan and any website using the Japan Trademarks is not promoted or advertised on materials distributed outside of the Territory of Japan.  Immediately after the Closing, MacroPore shall remove any and all references to the Acquired Trademarks from its corporate website, currently located at http://www.macropore.com, provided, however, that it is agreed that use by MacroPore of the Acquired Trademarks for the sole purpose of referring to the sale of all right, title and interest to the MacroPore Intellectual Property and an undivided joint ownership interest to the Joint Intellectual Property from MacroPore to MAST, or with respect to the retention of the Bioabsorbable Film Implant Business solely in the Territory of Japan on the MacroPore corporate website, constitutes fair use and shall not be considered a violation of this provision.

(b)                                 After the Closing, and until MAST has exercised its option for the Territory of Japan, MAST will not, directly or indirectly, conduct the Field of Use Business, or allow any Affiliate to conduct the Field of Use Business, or assist any third party in conducting the Field of Use Business, within the Territory of Japan whether with or without the use of the Japan Trademarks.  For the avoidance of doubt, use of the Acquired Trademarks on the Internet by MAST shall not constitute use within the Territory of Japan unless the website is directed to customers inside the Territory of Japan.

5.18.                        No Interference with Intellectual Property or Impairment of Business Opportunities.

(a)                                  Neither party shall at any time do or suffer to be done any act or thing that will in any way impair the rights of the other party in and to the MacroPore Intellectual Property, the Japan Intellectual Property, or the Joint Intellectual Property as the case may be, or otherwise in any way adversely affect the other party’s ability to conduct the Field of Use Business in the territories in which it is entitled to do so pursuant to the terms hereof and the terms of the License Agreement and the Business Development Agreement.

(b)                                 After the Closing, MacroPore shall use its best efforts to protect the proprietary and confidential nature of the MacroPore Intellectual Property and the Joint Intellectual Property, including but not limited to the trade secrets and know-how, whether known to MacroPore employees or detailed in copies of documents retained by MacroPore, in order to preserve and protect the value of such MacroPore Intellectual Property and the Joint Intellectual Property, and shall protect such MarcoPore Intellectual Property and the Joint Intellectual Property using methods at least as protective as it uses to protect its own proprietary and confidential Intellectual Property.  After the Closing and until such time as MAST exercises its option for the Territory of Japan, MAST shall use its best efforts to protect the proprietary and confidential nature of the Japan Intellectual Property and the Joint Intellectual Property, including but not limited to the trade secrets and know-how, in order to preserve and protect the value of such Japan Intellectual Property and Joint Intellectual Property and shall protect such Japan Intellectual Property and Joint Intellectual Property using methods at least as protective as it uses to protect its own proprietary and confidential Intellectual Property.

5.19.                        No Export.  After the Closing Date, MacroPore shall not, as a result of this Agreement or otherwise: (i) distribute, sell, or export any Bioabsorbable Film Implants for resale or consumption outside the Territory of Japan or distribute or disseminate any associated advertising and promotional materials regarding such products outside the Territory of Japan, or (ii) sell or otherwise transfer such products to any entity that MacroPore knows or has reason to know intends to export such products for resale or consumption outside of the Territory of Japan.

5.20.                        Books and Records.  To the extent books and records, files, copies or tangible embodiments of the MacroPore Intellectual Property or the Joint Intellectual Property are necessary or desirable to enable MAST to fully enjoy or exercise the rights granted herein, MacroPore shall, at its cost, provide such books, records, files, copies and tangible embodiments or copies thereof to MAST as soon as practicable after the date hereof and as may be reasonably requested by MAST from time to time.

5.21.                        Sublease.  MacroPore agrees to sublet to MAST and MAST agrees to sublease from MacroPore, certain areas (specified below) of its 6749 Top Gun Street, San Diego, CA office building to MAST on terms identical to those set forth in the master lease to the aforesaid premises, dated December 18, 2002, between MacroPore and Michael and Jennifer Stoff.  Such sublease shall commence on the Closing Date (or such later date as MacroPore and MAST may agree) and shall be for the duration of the term of the master lease (including any renewals thereof) or such shorter period (but in no event less than one year from the Closing Date) as MAST shall designate to MacroPore in writing.  Any rent obligations of MAST pursuant to such sublease shall in no event exceed the pro-rata square foot cost of MacroPore pursuant to the master lease.  MacroPore represents and warrants that any consents required under the master lease in respect of the sublease contemplated by this Section 5.21 have been obtained.  The leased area shall be in and adjacent to Suite C of the building at the East entrance. The Suite C mezzanine area of approximately 1,400 to 1,500 square feet, and the ground floor office area of 1,024 square feet adjacent to the Suite C entrance, as well as 1,000 to 1,100 square feet of open warehouse reasonably adjacent to the Suite C entrance shall be made available.  The parties agree to memorialize the foregoing sublease within 30 days of the Closing.

5.22.                        Joint Intellectual Property.

(a)                                  The parties acknowledge and agree that, effective upon the Closing, each of MAST and MacroPore have an undivided joint ownership interest in the Joint Intellectual Property.  MacroPore covenants (i) that it will not use the Joint Intellectual Property in the Field of Use Business other than in the Territory of Japan (and then only until such time as the option for Japan may be exercised) or in the Licensed Business, (ii) that it will only use the Joint Intellectual Property outside of the Territory of Japan outside of the Field of Use Business except as permitted under the License Agreement, and (iii) that it will require any licensee or assignee of any or all of the Joint Intellectual Property to abide by the restrictions on the use of the Joint Intellectual Property set forth in this Agreement.

(b)                                 MAST covenants (i) that it will not use the Joint Intellectual Property in the Territory of Japan unless and until such time as MAST’s rights pursuant to Section 2.12 may be exercised, (ii) that it will not use the Joint Intellectual Property outside of the Field of Use Business and, provided that MacroPore’s right and license to the Spinal Field under the License Agreement has not otherwise terminated, in the Spinal Field, and

(iii) that it will require any licensee or assignee of any or all of the Joint Intellectual Property to abide by the restrictions on the use of the Joint Intellectual Property set forth in this Agreement.

(c)                                  MacroPore may apply for patent protection or copyright registration for any or all of the Joint Intellectual Property in the Polymer Business.  MAST may apply for patent protection or copyright registration for any or all of the Joint Intellectual Property in the Field of Use Business.  To the extent either party discovers one or more uses for the Joint Intellectual Property outside of the Polymer Business and the Field of Use Business, the parties shall cooperate to apply for patent protection or copyright registration for any or all of the Joint Intellectual Property.  The parties covenant that neither party will file any action, suit, claim or proceeding against the other party on the basis of after acquired patents or copyright registrations in connection with the Joint Intellectual Property, provided that each party is in compliance with the provisions of this Section 5.22(c).

(d)                                 Subject to the restrictions set forth in this Agreement, either party may commercialize, license or assign such party’s right in and to the Joint Intellectual Property without the prior written consent of the other party or any need to account to the other party.

(e)                                  Either party shall have the right to enforce its respective right in and to the Joint Intellectual Property against third-parties.  In the event one party seeks to enforce its right in and to the Joint Intellectual Property against a third-party who is alleged to be infringing or misappropriating the Joint Intellectual Property, the other party shall provide reasonable cooperation at the expense of the party pursuing such third party and the other party shall not take any action contrary to the position of the party pursuing such third party.

(f)                                    Each of the parties hereby covenants that it shall hold the Joint Intellectual Property confidential pursuant to the standards governing the protection of Confidential Information.  Any failure by a party to hold any of the Joint Intellectual Property confidential pursuant to such standards shall be considered a material breach of this Agreement.

ARTICLE 6
CONDITIONS TO MAST’S OBLIGATIONS

The obligations of MAST under this Agreement shall, at its option, be subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions:

6.1.                              Representations, Warranties and Covenants.  The representations and warranties of MacroPore that are qualified as to materiality or Material Adverse Effect shall be true and complete in all respects as stated and any such representation and warranties that are not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date (or if made as of a specified date, only as of such date).  MacroPore shall in all material respects have performed all of its obligations and complied with all of its covenants herein prior to or as of the Closing Date.  MacroPore shall have delivered to MAST a certificate in form and substance satisfactory to MAST dated as of the Closing Date and executed by its chief executive officer to all such effects.

6.2.                              Approvals; Consents.  All governmental permissions, releases, consents or approvals necessary on the part of MacroPore and MAST to consummate the transactions contemplated hereunder shall have been obtained.

6.3.                              Litigation Affecting Closing.  No suit, action or other proceeding shall be pending or threatened by any third party or by or before any court or governmental agency in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated by this Agreement, and no governmental investigation that might result in any such suit, action or other proceeding shall be pending or threatened.

6.4.                              Transfer Documents.  MAST shall have received from MacroPore such instruments of transfer, assignment, conveyance and other instruments sufficient to convey, transfer and assign to MAST all right, title and interest in the Specified Assets, free and clear of all Liens, all in form and substance reasonably satisfactory to MAST and its counsel, including but not limited to the Assignment and Assumption Agreement and the Bill of Sale.

6.5.                              Transaction Documents.  MacroPore shall have executed and delivered the License Agreement, the Business Development Agreement, the Bill of Sale, the Assignment and Assumption Agreement.

6.6.                              Employment Arrangements.  Tim Beitzell shall have entered into an employment arrangement with MAST in form and substance reasonably acceptable to MAST.

6.7.                              No Material Adverse Effect.  No event, occurrence, fact, condition, change, development or effect shall have occurred, exist or come to exist since the date hereof that, individually or in the aggregate, has constituted or resulted in, or could reasonably be expected to constitute or result in, a Material Adverse Effect.

ARTICLE 7
CONDITIONS TO MACROPORE’S OBLIGATIONS

The obligations of MacroPore under this Agreement shall, at its option, be subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions:

7.1.                              Representations, Warranties and Covenants.  The representations and warranties of MAST that are qualified as to materiality shall be true and complete in all respects as stated and any such representation and warranties that are not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date (or if made as of a specified date, only as of such date).  MAST shall in all material respects have performed all of its obligations and complied with all of its covenants herein prior to or as of the Closing Date.

7.2.                              Approvals; Consents.  All governmental permissions, releases, consents or approvals necessary on the part of MacroPore and MAST to consummate the transactions contemplated hereunder shall have been obtained.

7.3.                              Litigation Affecting Closing.  No suit, action or other proceeding shall be pending by any third party or by or before any court or governmental agency in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated by this Agreement, and no governmental investigation that might result in any such suit, action or other proceeding shall be pending or threatened

7.4.                              Transaction Documents.  MAST shall have executed and delivered the Assignment and Assumption Agreement, the License Agreement, the Business Development Agreement, and the letter required by Section 2.7 hereof (allocation of purchase price) and paid the $7,000,000 as required by Section 2.4(a).

ARTICLE 8
CLOSING

8.1.                              Closing Date.  The consummation of the transactions provided for herein (the “Closing”) shall take place on the date hereof (the “Closing Date”), promptly following the execution hereof, at such place, exact time and in such other manner (e.g., by facsimile or otherwise electronic exchange of signature pages with originals to follow by overnight delivery) as the parties hereto may agree.  Each party agrees to use its reasonable best efforts to ensure that all closing conditions to the other party’s obligations are satisfied at or prior to the Closing.

8.2.                              Proceedings.  All proceedings taken and all documents executed and delivered by the parties hereto at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

ARTICLE 9
INDEMNIFICATION

9.1.                              Indemnification of MAST.  MacroPore shall indemnify, defend and hold harmless MAST and each of its subsidiaries, divisions, officers, directors, employees, and shareholders from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefore, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, claim, appeal, demand, assessment or judgment) whether or not involving a third-party claim (collectively “Indemnifiable Losses”), directly or indirectly resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of any one or more of the following:

(a)                                  Any breach of any representation, warranty, covenant, obligation or agreement of MacroPore contained in this Agreement or any agreement, certificate or document executed and delivered by MacroPore pursuant hereto or in connection with any of the transactions contemplated by this Agreement;

(b)                                 Any liability or claimed liability of MacroPore not expressly assumed by MAST pursuant to this Agreement or any other agreement;

(c)                                  Any Excluded Asset; or

(d)                                 Any Retained Liability.

9.2.                              Indemnification of MacroPore.  MAST shall indemnify, defend and hold harmless MacroPore and each of its subsidiaries, divisions, officers, directors, employees and shareholders from and against and in respect of any and all Indemnifiable Losses resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of the following:

(a)                                  Any breach of any representation, warranty, covenant, obligation or agreement of MAST contained in this Agreement or any agreement, certificate or document executed and delivered by MAST pursuant hereto or in connection with the transactions contemplated by this Agreement;

(b)                                 Any Assumed Liability;

(c)                                  Any liability of MacroPore for personal injury to MAST employees while receiving training at MacroPore’s facility pursuant to the terms of this Agreement, unless due to the gross negligence or willful misconduct of MacroPore or its officers or employees; or

(d)                                 Any liability arising from MAST’s operation of the Field of Use Business or use of the Specified Assets, accruing after the Closing, except for any such liability relating to actions or omissions by MacroPore or any of its officers, directors or employees occurring prior to the Closing.

9.3.                              Third-Party Claims and Other Claims.

(a)                                  If a claim by a third party is made against any indemnified party, and if the indemnified party intends to seek indemnity with respect thereto under this Article 9, such indemnified party shall promptly notify the indemnifying party of such claim; provided, however, that failure to give timely notice shall not affect the rights of the indemnified party so long as the failure to give timely notice does not adversely affect the indemnifying party’s ability to defend such claim against a third party.  If the indemnifying party acknowledges that the indemnified party is entitled to indemnification hereunder for such claim, the indemnifying party shall be entitled to assume the defense of such claim, including the employment of counsel reasonably satisfactory to the indemnified party.  If the indemnifying party elects to defend such claim, the indemnifying party shall notify the indemnified party within thirty (30) days (but in no event less than twenty (20) days before any pleading, filing or response on behalf of the indemnified party is due) of the indemnifying party’s intent to do so.  If the indemnifying party elects not to defend such claim or fails to notify the indemnified party of the election within thirty (30) days (or such shorter period provided above) after receipt of the indemnified party’s notice of a claim of indemnity hereunder, the indemnified party shall have the right to contest, settle or compromise the claim without prejudice to any rights to indemnification hereunder.  Regardless of which party is controlling the settlement or defense of any claim, (i) both the indemnified party and indemnifying party shall act in good faith, (ii) the indemnifying party shall not thereby permit to exist any Lien, encumbrance or other adverse charge upon any asset of any indemnified party or of its subsidiaries, (iii) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party, with all fees, costs and expenses of such counsel borne by the indemnified party, unless the indemnifying party and indemnified party have available inconsistent defenses to such third-party claim, in which case such fees, costs and expenses shall be borne by the indemnifying party, (iv) no entry of judgment or settlement of a claim may be agreed to without the written consent of the indemnified party, which consent shall not be unreasonably withheld, and (v) the indemnifying party shall promptly reimburse the indemnified party for the Indemnifiable Losses as incurred by the indemnified party pursuant to this Article 9.  So long as the indemnifying party is reasonably contesting any such third party claim in good faith as permitted herein, the indemnified party shall not pay or settle any such claim (or, if it does, it shall not be indemnified for such settlement amount).  The controlling party shall upon request deliver, or cause to be delivered, to the other party copies of all correspondence, pleadings, motions, briefs, appeals or other written statements relating to or submitted in connection with the settlement or defense of any such claim, and timely notices of any hearing or other court proceeding relating to such claim.

(b)                                 A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.  Such notice shall state the amount of Indemnifiable Losses, if known, the method of computation thereof, and contain a reference to the provisions of the Agreement in respect to which such right of indemnification is claimed or arises.  If the party from whom indemnification is sought disputes such claim, then the parties shall then follow the dispute resolution mechanism set forth in Section 12.7.

9.4.                              Materiality.  In connection with any claim of any party for indemnification hereunder, any inaccuracy in any representation or warranty shall be determined without regard to any materiality qualification, or any qualification or requirement that a matter be or not be “reasonably expected” to occur, contained in or otherwise applicable to such representation or warranty, which qualification or requirement limits the scope of such representation or warranty and, giving effect thereto, renders such representation or warranty accurate.

9.5.                              Indemnification Limitations.  MacroPore shall have no liability (for indemnification or otherwise) with respect to claims under Section 9.1(a) resulting from any breach of any representation or warranty contained in this Agreement until the total of all Indemnifiable Losses pursuant to Section 9.1(a) resulting from any breach of any representation or warranty contained in this Agreement exceeds two hundred fifty thousand dollars ($250,000) (the “Threshold Amount”) and then only for the amount by which such Indemnifiable Losses exceed the Threshold Amount.  Notwithstanding anything to the contrary in the Agreement, the total amount of Indemnifiable Losses that MacroPore shall be obligated to pay to MAST in the aggregate with respect to Indemnifiable Losses pursuant to Section 9.1(a) resulting from any breach of any representation or warranty contained in this Agreement shall not exceed  50 % of the total Purchase Price.  In the event that MAST exercises its right to Purchase the Territory of Japan as provided in Section 2.12 of this Agreement, the total amount of Indemnifiable Losses that MAST shall be obligated to pay to MacroPore in the aggregate shall not exceed 50% of the Purchase Price.  The Threshold Amount under this Section 9.5 does also apply to any liability of MAST with respect to claims under Section 9.2(a) resulting from any breach of any representation or warranty contained in this Agreement.

9.6.                              Cooperation as to Indemnified Liability.  Each party hereto shall cooperate fully with the other parties with respect to access to books, records, or other documentation within such party’s control, if deemed reasonably necessary or appropriate by any party in the defense of any claim that may give rise to indemnification hereunder.

9.7.                              Tax Treatment.  The parties shall report any indemnification payment made pursuant to this Article 9 as a purchase price adjustment unless otherwise required by law.

ARTICLE 10
TERMINATION

10.1.                        Termination Prior to Closing.  Notwithstanding any contrary provisions of this Agreement, the respective obligations of the parties hereto to consummate the Closing may be terminated and abandoned at any time at or before the Closing only as follows:

(a)                                  By and at the option of MAST if the Closing shall not have occurred by May 14, 2004.

(b)                                 By and at the option of MacroPore if the Closing shall not have occurred by May 14, 2004.

(c)                                  At any time, without liability of any party to the others, upon the mutual written consent of MacroPore and MAST.

10.2.                        MAST Termination.  If at any time at or before the Closing Date:

(a)                                  MacroPore fails to comply with all or any of its obligations contained in this Agreement whether to be performed on or before the Closing Date; or

(b)                                 MAST becomes aware of any fact or event (not being any fact or event provided for by the Agreement) which in its reasonable opinion:

(i)                                     is a material breach of or in any way materially inconsistent with any of the representations or warranties contained in Section 3 or would be a material breach of or in any way materially inconsistent with any of the representations or warranties contained in Section 3 when repeated at the Closing Date; or

(ii)                                  is evidence that any of the representations or warranties is misleading in any respect material to MAST or that any obligation of MacroPore has not been or will not be complied with within the period required by this Agreement; or

(iii)                               would affect the willingness of a prudent purchaser for value of the Field of Use Business to complete its purchase or the price which such purchaser would be prepared to pay for the Field of Use Business or the terms of such purchase; or

(iv)                              would be likely to prevent or hinder MAST from having effective use and possession of or from disposing of any of the Specified Assets or from carrying on the Field of Use Business following the Closing Date in substantially the same manner as it is now carried on; or

(c)                                  any of the Specified Assets are affected by loss or damage on account of fire, explosion, death, strike or any other cause (whether similar or not) which in the reasonable opinion of MAST materially and adversely affects the value of the Specified Assets or the Field of Use Business or the manner in which it can continue to be carried on; or

(d)                                 circumstances occur with respect to the Field of Use Business which would have a material adverse effect on the Field of Use Business and/or if, between the date of signing this Agreement and the Closing Date, there is any material adverse effect, either individually or in the aggregate, in the assets, financial situation or operational results of the Field of Use Business.

then MAST may elect to withdraw from this Agreement without prejudice to its remedies against MacroPore.

10.3.                        No Waiver.  Nothing contained in this Article 10 shall be construed as a release or waiver by any party hereto of any of its rights against any other party arising out of any breach of this Agreement by the other party.

ARTICLE 11
COMPETITION RESTRAINT

11.1.                        In addition to any other restrictions on competition set forth in this Agreement, including, without limitation, Sections 5.18,  5.19 and 5.22 hereof, for a period of two years after the Closing Date MacroPore shall not (except as specifically permitted pursuant to the terms of this Agreement, the License Agreement or the Business Development Agreement):

(a)                                  develop, manufacture or distribute Bioabsorbable Film Implants (hereinafter referred to as “Competitive Products”);

(b)                                 establish an enterprise which develops, manufactures or distributes Competitive Products, acquire such enterprise, participate – in any manner whatsoever – in such enterprise and support such enterprise in any other manner; or

(c)                                  compete directly or indirectly in any other manner in the business of developing, manufacturing or distributing Competitive Products or support such competition by third parties, including, without limitation, by contacting customers of the Field of Use Business.

11.2.                        The foregoing competition restraints shall not apply to the acquisition of securities of competitive companies, which are quoted on any stock exchange or on NASDAQ, for the purpose of a mere capital investment with a maximum participation of 5%.

11.3.                        The foregoing competition restraints shall apply on a worldwide basis; provided that such competition restraints shall apply in respect of the Territory of Japan only following the exercise by MAST of its rights pursuant to Section 2.12.

11.4.                        Territory of Japan.  Until the exercise of its rights pursuant to Section 2.12, MAST shall not, as a result of this Agreement or otherwise, manufacture, sell or export any Bioabsorbable Film Implants for sale, resale or use inside the Territory of Japan, or distribute or disseminate any associated advertising and promotional materials regarding such Bioabsorbable Film Implants inside the Territory of Japan, or in the Japanese language.  Until the exercise of its rights pursuant to Section 2.12, MAST shall not sell or otherwise transfer such Bioabsorbable Film Implants to any entity that MAST knows or has reason to know intends to export or promote such Bioabsorbable Film Implants for sale, resale or use inside the Territory of Japan.  Until the exercise of its rights pursuant to Section 2.12, MAST agrees not to file (or cause or encourage anyone to file) any patents, trademarks, logos or service marks in relation to the Field of Use Bioabsorbable Implants in the Territory of Japan and MAST agrees not to oppose in any way MacroPore’s filing of any of the foregoing to the extent that any of the foregoing constitute Japan Intellectual Property.

ARTICLE 12
MISCELLANEOUS

12.1.                        Cooperation. The parties shall, also after the Closing Date, execute such documents and do such other things and acts as may still be necessary to perform and fully carry out the terms and purposes of this Agreement.

12.2.                        Entire Agreement; Amendments; December Agreement.

(a)                                  The Schedules and Exhibits to this Agreement shall be construed as an integral part of this Agreement to the same extent as if they had been set forth verbatim herein.  This Agreement and the Schedules and Exhibits hereto, the License Agreement and the Business Development Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements whether written or oral relating hereto, including, without limitation, the December Agreement (as defined in Section 12.2(b)).  This Agreement may not be changed or terminated orally, and may only be changed or terminated by a writing signed by the party against whom such change or termination is sought.

(b)                                 The parties acknowledge and agree that the transactions contemplated by that certain Asset Purchase Agreement, by and between MacroPore and Medicis Ventures Management GmbH (“Medicis”), dated December 13, 2003 (the “December Agreement”), were never consummated and that the December Agreement has been terminated through mutual agreement of the parties thereto.  Each of the parties, by execution hereof, releases the other party from any liability of any nature whatsoever in connection with, or arising from, the December Agreement and its termination, and MacroPore, effective upon the Closing, releases Medicis from any such liability.  Medicis shall be a third party beneficiary of the immediately preceding sentence for purposes of enforcing it against MacroPore.

12.3.                        Survival of Representations and Warranties.  Other than for claims based on fraud, the representations and warranties contained in this Agreement shall survive the  execution and delivery of this Agreement, any examination by or on behalf of the parties hereto and shall remain in full force and effect for one year after the Closing Date, except that the representations and warranties contained in Sections 3.9 and 3.11 shall survive until the expiration of the applicable statute of limitations.

12.4.                        Waiver, Discharge, Amendment, Etc.  The failure of any party hereto to enforce at any time any of the provisions of this Agreement, shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part thereof or the right of the party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.  Any amendment to this Agreement shall be in writing and signed by the parties hereto.

12.5.                        Notices.  All notices hereunder shall be deemed given if in writing and delivered personally or sent by telecopy (with confirmation of transmission) or certified mail (return receipt requested) or reputable courier service to the parties at the following addresses (or at such other addresses as shall be specified by like notice):

if to MAST, to:

MAST Biosurgery
Stumpfstrasse 15
CH-6312 Steinhausen
Switzerland
Attn:  Dr. Urs Felder
FAX:  (+41) - 1 - 289 25 54

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
Taubenstrasse 7-9
60313 Frankfurt
Germany
Attn:  Thomas Schürrle
FAX  (+49) 69 2097-5555

and if to MacroPore, to:

MacroPore Biosurgery, Inc.
6740 Top Gun Street
San Diego, CA 92121
Attention:  Christopher J. Calhoun
FAX (858) 458-0995

with a copy (which shall not constitute notice) to:

MacroPore Biosurgery, Inc.
6740 Top Gun Street
San Diego, CA 92121
Attention: In-House Counsel
FAX (858) 458-0994

Any party may change the above specified recipient and/or mailing address by notice to all other parties given in the manner herein prescribed.  All notices shall be deemed given on the day when actually delivered as provided above (if delivered personally, by telecopy or by reputable courier service) or on the date that is three days after the date shown on the return receipt (if delivered by mail).

12.6.                        Expenses.  Except as otherwise expressly provided herein, MAST and MacroPore shall each pay their own expenses (including, but not limited to, all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incident to this Agreement and the preparation for, and consummation of, the transactions provided for herein.

12.7.                        Governing Law and Arbitration.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of California, including all matters of construction, validity, performance and enforcement, without giving effect to principles of conflict of laws and without application of the United Nations Convention for the International Sale of Goods.  Any dispute arising out of or relating to this Agreement (including the formation, interpretation or alleged breach thereof) shall be settled by final and binding arbitration conducted under the auspices of, and in accordance with, the Commercial Arbitration Rules of the American Arbitration Association, by a tribunal of three arbitrators in San Francisco, California.  The results of such arbitration proceedings shall be binding upon the parties hereto, and judgment may be entered upon the arbitration award in any court having jurisdiction thereof.  Notwithstanding the foregoing, either party may seek interim injunctive relief from any court of competent jurisdiction.  Each of the parties hereto expressly and irrevocably consents and submits to the non-exclusive jurisdiction of each state and federal court located in California in connection with any legal proceedings hereunder.

12.8.                        Public Announcement.  In the event any party proposes to issue any press release or public announcement concerning any provisions of this Agreement or the transactions contemplated hereby, such party shall so advise the other party hereto, and the parties shall thereafter use their best efforts to cause a mutually agreeable release or announcement to be issued.  Neither party will publicly disclose or divulge any provisions of this Agreement or the transactions contemplated hereby without the other party’s written consent, except as may be required by applicable law or stock exchange regulation, and except for communications to such party’s employees or customers or investors or prospective investors (subject to appropriate confidentiality obligations); provided that, prior to disclosure of any provision of this Agreement that either party considers particularly sensitive or confidential to any governmental agency or stock exchange, the parties shall cooperate to seek confidential treatment or other applicable limitations on the public availability of such information.

12.9.                        Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors or assigns of the parties hereto; provided that the rights and obligations of MacroPore herein may not be assigned other than to an entity that will succeed to substantially all of the polylactic-acid-related business of MacroPore, and the rights of MAST may be assigned only to an Affiliate of MAST or to such business organization that shall succeed to substantially all of the Field of Use Business of MAST.

12.10.                  Titles and Headings; Construction.  The titles and headings to Sections herein and Exhibits and Schedules hereto are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  This Agreement shall be construed without regard to any presumption or other rule requiring construction hereof against the party causing this Agreement to be drafted.  Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective permitted successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.11.                  Severability.  If any provision of this Agreement is held invalid, unenforceable or void by a court of competent jurisdiction, the remaining provisions shall nonetheless be enforceable according to their terms.  In such case, the parties agree to negotiate in good faith to create an enforceable contractual provision to achieve the purpose of the invalid provision.  Further, if any provision is held to be overbroad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to applicable law and shall be enforced as amended.

12.12.                  Counterparts; Faxed Signatures.  This Agreement may be executed in any number of counterparts, each of which shall be deemed as original and all of which together shall constitute one instrument. Delivery of signed counterparts by facsimile shall be fully as effective as if the original counterparts were executed and delivered.

12.13.                  Confidentiality.  Each party will (i) keep confidential, and not disclose to others, all Confidential Information of the other party, and (ii) not use any of the other party’s Confidential Information for its own direct or indirect benefit, or the direct or indirect benefit of any third party, except that a party may use the other party’s Confidential Information to the extent necessary to perform its duties and obligations, or to enforce such party’s rights, under this Agreement (which rights shall include (without limitation), in MAST’s case, MAST’s right to use the Specified Assets and to disclose any information contained in the Specified Assets as MAST deems advisable or desirable consistent with MAST’s obligations pursuant to Section 5.18), or to exercise such party’s rights under the License Agreement or Business Development Agreement, provided, however, that neither party shall use Confidential Information in a manner that would adversely affect the other party’s ability to conduct the Field of Use Business in the territories in which it is entitled to do so pursuant to the terms hereof and the terms of the License Agreement and the Business Development Agreement.  The foregoing shall not prohibit disclosures: (x) made to the receiving party’s sub-distributors, licensees, advisors, employees or agents who have a “need to know” the other party’s Confidential Information to the extent such disclosure is necessary to perform such party’s duties and obligations, or to enforce such party’s rights, under this Agreement or the License Agreement or Business Development Agreement, provided that such sub-distributors, licensees, advisors, employees or agents agree to comply with the obligations of this Section 12.13, and the receiving party remains directly responsible to the disclosing party for their compliance; or (y) compelled to be made by any requirement of law or pursuant to any legal, regulatory or investigative proceeding before any court, or governmental or regulatory authority, agency or commission so long as the party so compelled to make disclosure of Confidential Information of the other party provides prior written notice to such other party so that the other party may seek a protective order or other remedy to protect the confidentiality of the Confidential Information and/or waive the compelled party’s compliance with this Section 12.13, provided that all such information so disclosed (other than in a way which makes it generally available to the public) shall remain Confidential Information for all other purposes.  If such protective order, other remedy or waiver is not obtained by the time the compelled party is required to comply, the compelled party may furnish only that portion of the Confidential Information of the other party that it is legally compelled, in the opinion of counsel, to disclose and shall request, at the other party’s expense, that such Confidential Information be accorded confidential treatment (if such procedure is available), including redaction of any payment terms specified herein.  Each party further agrees to take appropriate measures to prevent any such prohibited disclosure of Confidential Information by its present and future employees, officers, agents, subsidiaries, or consultants.  This Section shall survive indefinitely with respect to manufacturing information and, with respect to all other Confidential Information, for a period of three years from and after the Closing or any termination of this Agreement.

(Remainder of page intentionally blank; signatures follow on next page)

IN WITNESS WHEREOF, each of the parties has caused this Asset Purchase Agreement to be executed in the manner appropriate for each, as of the date first above written.

MAST BIOSURGERY AG

By:	/s/ Dr. Urs Felder
Name:	Dr. Urs Felder
Title:	President

MACROPORE BIOSURGERY, INC.

By:	/s/ Christopher J. Calhoun
Name:	Christopher J. Calhoun
Title:	President / CEO

SCHEDULES:
2.2	-	Open Orders
3.3		Financial Information
3.14	-	Customer List
5.6	-	Cost Statements
5.13	-	International Distributor List

EXHIBITS:
A	-	Form of License Agreement
B	-	Form of Business Development Agreement
C	-	Assignment and Assumption Agreement
D	-	Bill of Sale
E	-	Inventory
F	-	Letter of Assets
G	-	Excluded Assets
H-1	-	European Patent Collateral
H-2	-	Form of Amended European Patent Collateral